Exhibit 99.1

TABLE OF DEFINITIONS

AeroTurbine	AeroTurbine, Inc.

AerCap, We or the Company	AerCap Holdings N.V. and its subsidiaries

AerCap Trust	AerCap Global Aviation Trust and its consolidated subsidiaries

AerLift	AerLift Leasing Ltd.

AerLift Jet	AerLift Leasing Jet Ltd.

AIG	American International Group, Inc.

Airbus	Airbus S.A.S.

ALS II	Aircraft Lease Securitisation II Limited

Boeing	The Boeing Company

ECA	Export Credit Agency

ECAPS	Enhanced Capital Advantaged Preferred Securities

Embraer	Embraer S.A.

EOL contract	End of lease contract

Ex-Im	Export-Import Bank of the United States

FASB	Financial Accounting Standards Board

GECC	General Electric Capital Corporation

ILFC	International Lease Finance Corporation

ILFC Transaction	AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, purchase of 100 percent of ILFC’s common shares from AIG on May 14, 2014

LIBOR	London Interbank Offered Rates

MR contract	Maintenance reserved contract

Part-out	Disassembly of an aircraft for the sale of its parts

PB	Primary beneficiary

SEC	U.S. Securities and Exchange Commission

STJ	Superior Tribunal of Justice

TJSP	The State Appellate Court of Sao Paolo

U.S. GAAP	Accounting Principles Generally Accepted in the United States of America

VASP	Viação Aerea de São Paulo

VIE	Variable interest entity

Waha	Waha Capital PJSC

PART I FINANCIAL INFORMATION

Item 1. Financial Statements (Unaudited)

Unaudited Condensed Consolidated Balance Sheets as of March 31, 2015 and December 31, 2014	5
Unaudited Condensed Consolidated Income Statements for the Three Months ended March 31, 2015 and March 31, 2014	6
Unaudited Condensed Consolidated Statements of Comprehensive Income for the Three Months ended March 31, 2015 and March 31, 2014	7
Unaudited Condensed Consolidated Statements of Cash Flows for the Three Months ended March 31, 2015 and March 31, 2014	8
Notes to the Unaudited Condensed Consolidated Financial Statements	9

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Balance Sheets

As of March 31, 2015 and December 31, 2014

		March 31,	December 31,
	Note	2015	2014
		(U.S. dollars in thousands except share and per share amounts)
Assets
Cash and cash equivalents		$1,594,018	$1,490,369
Restricted cash		333,985	717,388
Trade receivables		150,620	160,412
Flight equipment held for operating leases, net	5	32,626,760	31,984,668
Maintenance rights intangible and lease premium, net	6	3,799,296	3,906,026
Flight equipment held for sale		80,593	14,082
Net investment in finance and sales-type leases		414,117	347,091
Prepayments on flight equipment	20	3,368,191	3,486,514
Other intangibles, net	7	519,807	523,709
Deferred income tax assets	13	150,932	190,029
Other assets	8	1,045,431	1,047,092
Total Assets		$44,083,750	$43,867,380
Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	10	$1,202,240	$1,195,880
Accrued maintenance liability	11	3,213,220	3,194,365
Lessee deposit liability		854,247	848,332
Debt	12	30,256,631	30,402,392
Deferred income tax liabilities	13	288,773	283,863
Commitments and contingencies	20
Total Liabilities		35,815,111	35,924,832

Ordinary share capital, €0.01 par value 350,000,000 ordinary shares authorized, 212,553,419 ordinary shares issued and outstanding at March 31, 2015 and 350,000,000 ordinary shares authorized, 212,318,291 ordinary shares issued and outstanding at December 31, 2014)		2,562	2,559
Additional paid-in capital		5,574,266	5,557,627
Accumulated other comprehensive loss		(6,726)	(6,895)
Accumulated retained earnings		2,621,981	2,310,486
Total AerCap Holdings N.V. shareholders’ equity	14	8,192,083	7,863,777
Non-controlling interest	14	76,556	78,771
Total Equity	14	8,268,639	7,942,548
Total Liabilities and Equity		$44,083,750	$43,867,380

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Income Statements

For the Three Months Ended March 31, 2015 and 2014

		Three Months ended March 31,
	Note	2015	2014
		(U.S. dollars in thousands, except share and per share amounts)
Revenues and other income
Lease revenue		$1,229,095	$249,061
Net gain on sale of assets		33,701	9,806
Other income	16	29,376	5,967
Total Revenues and other income		1,292,172	264,834
Expenses
Depreciation and amortization	5, 7	452,229	89,785
Asset impairment		4,696	—
Interest expense	12	287,605	63,005
Leasing expenses		92,685	12,783
Transaction and integration related expenses	4	4,385	21,478
Selling, general and administrative expenses	15	95,080	23,131
Total Expenses		936,680	210,182
Income before income taxes and income of investments accounted for under the equity method		355,492	54,652
Provision for income taxes	13	(47,990)	(4,647)
Equity in net earnings of investments accounted for under the equity method		1,868	3,698
Net income		$309,370	$53,703
Net loss attributable to non-controlling interest		2,125	1,008
Net income attributable to AerCap Holdings N.V.		$311,495	$54,711

Basic earnings per share	17	$1.47	$0.48
Diluted earnings per share	17	$1.45	$0.47

Weighted average shares outstanding - basic		212,119,050	113,644,703
Weighted average shares outstanding - diluted		214,823,708	116,213,907

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

For the Three Months Ended March 31, 2015 and 2014

	Three Months ended March 31,
	2015	2014
	(U.S. dollars in thousands)

Net income attributable to AerCap Holdings N.V.	$311,495	$54,711

Other comprehensive income:
Net change in fair value of derivatives (Note 9), net of tax of $(24), and $(119), respectively (a)	169	834

Total other comprehensive income	169	834

Total comprehensive income attributable to AerCap Holdings N.V.	$311,664	$55,545

(a)                                 In the three months ended March 31, 2015 and 2014, we did not reclassify any amounts from accumulated other comprehensive income to interest expense in the income statement.

The accompanying notes are an integral part of these Unaudited Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Unaudited Condensed Consolidated Statements of Cash Flows

For the Three Months Ended March 31, 2015 and 2014

	Three Months ended March 31,
	2015	2014
	(U.S. dollars in thousands)
Net income	$309,370	$53,703
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	452,229	89,785
Asset impairment	4,696	—
Amortization of debt issuance costs and debt discount	11,188	20,403
Amortization of lease premium intangibles	6,263	1,608
Amortization of fair value adjustments on debt	(122,455)	—
Accretion of fair value adjustments on deposits and maintenance liabilities	21,920	—
Maintenance rights expense	57,751	—
Net gain on sale of assets	(33,701)	(9,806)
Deferred income taxes	44,007	25
Other	22,632	4,151
Changes in operating assets and liabilities:
Trade receivables	9,792	(4,021)
Other assets	12,200	2,153
Accounts payable, accrued expenses and other liabilities	(45,545)	(3,023)
Net cash provided by operating activities	750,347	154,978
Purchase of flight equipment	(1,044,294)	(164,584)
Proceeds from sale or disposal of assets	112,829	91,500
Prepayments on flight equipment	(108,661)	(26,513)
Collections of finance and sales-type leases	25,962	720
Movement in restricted cash	383,403	5,794
Net cash used in investing activities	(630,761)	(93,083)
Issuance of debt	413,569	193,003
Repayment of debt	(431,612)	(223,260)
Debt issuance costs paid	(4,920)	(27,003)
Maintenance payments received	136,971	29,849
Maintenance payments returned	(126,484)	(6,076)
Security deposits received	44,738	1,566
Security deposits returned	(45,676)	(5,111)
Net cash used in financing activities	(13,414)	(37,032)
Net increase in cash and cash equivalents	106,172	24,863
Effect of exchange rate changes	(2,523)	(241)
Cash and cash equivalents at beginning of period	1,490,369	295,514
Cash and cash equivalents at end of period	$1,594,018	$320,136

Supplemental cash flow information:
Interest paid, net of amounts capitalized	383,457	49,071
Income taxes, net	6,951	4,709

The accompanying notes are an integral part of these Unaudited Financial Statements.

Non-Cash Investing and Financing Activities

Three months ended March 31, 2015:

Flight equipment in the amount of $67.8 million was reclassified to Net investment in finance and sales-type leases.

Flight equipment in the amount of $5.5 million was reclassified to Other assets.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

1. General

The Company

We are an independent aircraft leasing company with total assets of $44.1 billion mainly consisting of 1,133 owned aircraft as of March 31, 2015. Our ordinary shares are listed on the New York Stock Exchange (AER) and our headquarters are located in Amsterdam with offices in Dublin, Los Angeles, Shannon, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi and representation offices at the world’s largest aircraft manufacturers, Boeing and Airbus in Seattle and Toulouse.

The Condensed Consolidated Financial Statements presented herein include the accounts of AerCap Holdings N.V. and its subsidiaries (“AerCap”). AerCap Holdings N.V. is a Netherlands public limited liability company (“naamloze vennootschap” or “N.V.”) formed on July 10, 2006.

On May 14, 2014, AerCap successfully completed the ILFC Transaction, as further described in Note 4 - ILFC Transaction.

2.  Basis of presentation

General

Our Condensed Consolidated Financial Statements are presented in accordance with U.S. GAAP.

We consolidate all companies in which we have a direct and indirect legal or effective control and all variable interest entities for which we are deemed the PB and have control under ASC 810. All intercompany balances and transactions with consolidated subsidiaries have been eliminated. The results of consolidated entities are included from the effective date of control or, in the case of variable interest entities, from the date that we are or become the PB. The results of subsidiaries sold or otherwise deconsolidated are excluded from the date that we cease to control the subsidiary or, in the case of variable interest entities, when we cease to be the PB.

Other investments over which we have the ability to exercise significant influence and joint ventures are accounted for under the equity method of accounting.

Our Condensed Consolidated Financial Statements are stated in U.S. dollars, which is our functional currency.

These interim financial statements have been prepared pursuant to the rules of the SEC and U.S. GAAP for interim financial reporting, and reflect all normally recurring adjustments that are necessary to fairly state the results for the interim periods presented. Certain information and footnote disclosures required by U.S. GAAP for complete annual financial statements have been omitted and, therefore, it is suggested that these interim financial statements should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015. The results of operations for the three months ended March 31, 2015 are not necessarily indicative of those for a full fiscal year.

Use of estimates

The preparation of Condensed Consolidated Financial Statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For us, the use of estimates is or could be a significant factor affecting acquisition accounting in a business combination, the reported carrying values of flight equipment, intangibles, investments, trade and notes receivable, deferred tax assets and accruals and reserves. Management considers information available from professional appraisers, where possible, to support estimates, particularly with respect to flight equipment. Despite management’s best efforts to accurately estimate such amounts, actual results could materially differ from those estimates.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Out of period adjustment

Our Condensed Consolidated Income Statement for the three months ended March 31, 2015, includes an out of period adjustment which decreased Net income by $14.4 million. This adjustment corrects the capitalized interest on Prepayments on flight equipment in prior periods. Management has determined, after evaluating the quantitative and qualitative aspects of this out of period adjustment, that our current and prior period financial statements taken as a whole are not materially misstated.

Reportable segments

We manage our business and analyze and report our results of operations on the basis of one business segment: leasing, financing, sales and management of commercial aircraft and engines.

3. Summary of significant accounting policies

Our significant accounting policies are described in our Annual Report on Form 20-F for the year ended December 31, 2014, filed with the SEC on March 30, 2015.

Recent accounting guidance adopted during 2015:

Reporting Discontinued Operations

In April 2014, the FASB issued an accounting standard that changes the requirements for presenting a component or group of components of an entity as a discontinued operation and requires new disclosures. Under the standard, the disposal of a component or group of components of an entity should be reported as a discontinued operation if the disposal represents a strategic shift that has (or will have) a major effect on an entity’s operations and financial results. Disposals of equity method investments, or those reported as held-for-sale, will be eligible for presentation as a discontinued operation if they meet the new definition. The standard also requires entities to provide specified disclosures about a disposal of an individually significant component of an entity that does not qualify for discontinued operations presentation.

We adopted the standard on its required effective date of January 1, 2015 and it did not have any effect on our Condensed Consolidated Financial Statements.

Future application of accounting standards:

Revenue from Contracts with Customers

In May 2014, the FASB issued an accounting standard that provides a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. This guidance does not apply to lease contracts with customers. The standard will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied.

This standard will be effective for the fiscal year beginning after December 1, 2016 and subsequent interim periods. The standard may be applied either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of applying this standard recognized at the date of adoption. We plan to adopt the standard on its required effective date of January 1, 2017. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Disclosure of Going Concern Uncertainties

In August 2014, the FASB issued an accounting standard that requires management to assess an entity’s ability to continue as a going concern, and to provide related footnote disclosure in certain circumstances. The new standard will be effective for all entities in the first annual period ending after December 15, 2016. Earlier adoption is permitted. We plan to adopt the standard on its required effective date of January 1, 2017.

Amendments to the Consolidation Analysis

In February 2015, the FASB issued an accounting standard that affects reporting entities that are required to evaluate whether they should consolidate certain legal entities. Specifically, the amendments modify the evaluation of whether limited partnerships and similar legal entities are VIEs or voting interest entities; eliminate the presumption that a general partner should consolidate a limited partnership; affect the consolidation analysis of reporting entities that are involved with VIEs, particularly those that have fee arrangements and related party relationships; and provide a scope exception from consolidation guidance for reporting entities with interests in legal entities that are required to comply with or operate in accordance with requirements that are similar to those in Rule 2a-7 of the Investment Company Act of 1940 for registered money market funds.

This standard will be effective for interim and annual reporting periods beginning after December 15, 2015. Early adoption is permitted, including adoption in an interim period. The standard may be applied retrospectively or through a cumulative effect adjustment to equity as of the beginning of the year of adoption. We plan to adopt the standard on its required effective date of January 1, 2016. We are evaluating the effect the adoption of the standard will have on our consolidated financial condition, results of operations and cash flows.

Presentation of Debt Issuance Costs

In April 2015, the FASB issued an accounting standard that requires debt issuance costs related to a recognized debt liability to be presented on the balance sheet as a direct deduction from the debt liability. The standard is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. Upon adoption, the standard should be applied retrospectively to all prior periods presented in the financial statements. We plan to adopt the standard on its required effective date of January 1, 2016. The adoption of this standard will only result in a change in presentation of these costs on our Condensed Consolidated Balance Sheets.

4. ILFC Transaction

On May 14, 2014 (the “Closing Date”), AerCap and AerCap Ireland Limited, a wholly-owned subsidiary of AerCap, completed the purchase of 100 percent of ILFC’s common shares from AIG (the “ILFC Transaction”). The total consideration paid to AIG on the Closing Date consisted of $2.4 billion in cash and 97,560,976 newly issued AerCap common shares. As a result of the ILFC Transaction, AIG owns approximately 46 percent of AerCap. A portion of the AIG shares remain subject to a lockup agreement providing for the staggered expiration of lockup periods beginning nine months and ending 15 months after the Closing Date. To date, no shares have been sold by AIG. AIG has entered into agreements with AerCap regarding voting restrictions, standstill provisions and certain registration rights.

AerCap reported transaction and integration expenses related to the ILFC Transaction of $4.4 million for the three months ended March 31, 2015. These expenses are included in the Condensed Consolidated Income Statements.

	Three Months ended March 31,
	2015	2014
Severance and other compensation expenses	$4,385	$—
Banking fees	—	9,661
Professional fees and other expenses	—	11,817
	$4,385	$21,478

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

5.  Flight equipment held for operating leases, net

Movements in flight equipment held for operating leases during the periods presented were as follows:

	Three Months ended March 31,
	2015	2014
Net book value at beginning of period	$31,984,668	$8,085,947
Additions	1,281,866	166,710
Depreciation	(442,253)	(89,624)
Impairment	(4,696)	—
Disposals/Transfers to held for sale	(119,524)	(81,627)
Transfers to Net investment in finance and sales-type leases/Inventory	(73,301)	—
Net book value at end of period	$32,626,760	$8,081,406
Accumulated depreciation at March 31, 2015 and March 31, 2014, respectively	$(2,753,951)	$(1,427,301)

6. Maintenance rights intangible and lease premium, net

Maintenance rights intangible and lease premium consisted of the following at March 31, 2015 and December 31, 2014:

	March 31, 2015	December 31, 2014
Maintenance rights intangible	$3,711,792	$3,812,259
Lease premium	87,504	93,767
	$3,799,296	$3,906,026

Movements in maintenance rights intangible during the three months ended March 31, 2015 were as follows:

Three Months ended March 31, 2015
Maintenance rights intangible, net at beginning of period	$3,812,259
EOL contract cash receipt	(11,115)
EOL and MR contract maintenance rights expense (a)	(89,352)
Maintenance rights intangible, net at end of period	$3,711,792

(a)         Includes $42.7 million that is recorded in Net gain on sale of assets, as a result of the sale of four aircraft during the three months ended March 31, 2015.

The following table presents details of lease premium and related accumulated amortization at March 31, 2015 and December 31, 2014.

	March 31, 2015
	Gross carrying amount	Accumulated amortization	Net
Lease premium	$116,896	$(29,392)	$87,504

	December 31, 2014
	Gross carrying amount	Accumulated amortization	Net
Lease premium	$119,763	$(25,996)	$93,767

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Lease premiums that are fully amortized are removed from the gross carrying amount and accumulated amortization columns in the tables above.

Amortization of lease premium for the three months ended March 31, 2015 and 2014 was $6.1 million and $1.6 million, respectively.

7. Other intangibles, net

Other intangibles consisted of the following at March 31, 2015 and December 31, 2014:

	March 31, 2015	December 31, 2014
Goodwill	$58,094	$58,094
Customer relationships	341,353	346,647
Contractual vendor intangible assets	47,580	47,580
Tradename and other intangible assets	72,780	71,388
	$519,807	$523,709

The following table presents details of customer relationships and tradename and other intangible assets and related accumulated amortization at March 31, 2015 and December 31, 2014.

	March 31, 2015
	Gross carrying amount	Accumulated amortization	Net
Customer relationships	$360,000	$(18,647)	$341,353
Tradename and other intangible assets	83,958	(11,178)	72,780
	$443,958	$(29,825)	$414,133

	December 31, 2014
	Gross carrying amount	Accumulated amortization	Net
Customer relationships	$360,000	$(13,353)	$346,647
Tradename and other intangible assets	79,365	(7,977)	71,388
	$439,365	$(21,330)	$418,035

Amortization expense for the customer relationships and tradename and other intangible assets for the three months ended March 31, 2015 was $8.5 million.

8.  Other assets

Other assets consist of the following at March 31, 2015 and December 31, 2014:

	March 31, 2015	December 31, 2014
Inventory	$311,174	$315,532
Debt issuance costs	198,543	203,965
Notes receivable (a)	114,345	135,154
Other receivables	86,762	75,819
Investments	117,550	115,554
Derivative assets (Note 9)	17,089	24,549
Lease incentives	127,918	116,061
Other tangible fixed assets	16,669	21,028
Straight-line rents, prepaid expenses and other	55,381	39,430
	$1,045,431	$1,047,092

(a)         As of March 31, 2015 and December 31, 2014, we did not have an allowance for credit losses on notes receivable and there was no activity recorded for credit losses during the three months ended March 31, 2015 or the twelve months ended December 31, 2014.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

9. Derivative assets and liabilities

We have entered into a number of interest rate derivatives to hedge the current and future interest rate payments on our variable rate debt. Furthermore from time to time we enter into foreign currency derivatives to hedge the current and future Euro /U.S. dollar exposure to our business. These derivative products can include interest rate swaps, caps, floors, options and forward contracts.

As of March 31, 2015, we had interest rate swaps, caps and floors with a combined notional amount of $1.8 billion and a combined positive fair value of $16.5 million. The positive fair value as of March 31, 2015 was recorded in the balance sheet as derivative assets of $17.1 million and derivative liabilities of $0.6 million. The variable benchmark interest rates associated with these instruments ranged from one to three-month U.S. dollar LIBOR.

We have not applied hedge accounting to any of the above mentioned caps and floors and to 5 interest rate swaps acquired pursuant to the ILFC Transaction. The acquired interest rate swap agreements are subject to a master netting agreement, which would allow the netting of derivative assets and liabilities in the case of default under any one contract. The change in fair value during the three months ended March 31, 2015 and 2014 was a loss of $7.6 million and $4.9 million, respectively, which was recorded as Interest expense in the Condensed Consolidated Income Statements.

As of March 31, 2015, we applied cash flow hedge accounting treatment to one interest rate swap. The one interest rate swap had a notional amount of $37.0 million and a negative fair value of $0.2 million which has been recorded as part of derivative liabilities. The change in fair value related to the effective portion of this interest rate swap is recorded, net of tax, in accumulated other comprehensive income. We do not expect to reclassify amounts from accumulated other comprehensive income to net interest over the next 12 months.

Some of our agreements with derivative counterparties require a two-way cash collateralization of derivative fair values. As of March 31, 2015 and December 31, 2014, the Company received cash collateral of $4.7 million and $8.1 million, respectively, from various counterparties and the obligation to return such collateral was recorded in Accounts payable, accrued expenses and other liabilities. The Company had not advanced any cash collateral to counterparties as of March 31, 2015 and December 31, 2014.

The counterparties to our currency exchange and interest rate derivatives are major international financial institutions. The Company continually monitors its positions and the credit ratings of the counterparties involved and limits the amount of credit exposure to any one party. We could be exposed to potential losses due to the credit risk of non-performance by these counterparties. We have not experienced any material losses to date.

10.  Accounts payable, accrued expenses and other liabilities

Accounts payable, accrued expenses and other liabilities consist of the following at March 31, 2015 and December 31, 2014:

	March 31, 2015	December 31, 2014
Accounts payable and accrued expenses	$331,237	$349,632
Deferred revenue	427,413	391,573
Accrued interest	309,490	318,967
Asset value guarantees (Note 20)	133,500	133,500
Derivative liabilities (Note 9)	600	2,208
	$1,202,240	$1,195,880

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

11. Accrued maintenance liability

Movements in accrued maintenance liability during the periods presented were as follows:

	Three Months ended March 31,
	2015	2014
Accrued maintenance liability at beginning of period	$3,194,365	$466,293
Maintenance payments received	136,971	29,849
Maintenance payments reimbursed	(126,484)	(6,076)
Release to income	(7,761)	(3,031)
Lessor contribution and top ups	1,698	(4,070)
Interest accretion	14,431	—
Accrued maintenance liability at end of period	$3,213,220	$482,965

12.  Debt

As of March 31, 2015, the principal amount of our outstanding indebtedness totaled $29.1 billion, which excludes fair value adjustments of $1.2 billion and primarily consisted of senior unsecured bonds and medium term notes, senior secured bonds, export credit facilities, institutional secured term loans, commercial bank debt and subordinated debt.

Debt consists of the following:

	March 31, 2015 (a)	December 31, 2014	Weighted average interest rate March 31, 2015 (b)	Maturity
Unsecured
Unsecured Notes
ILFC Legacy Notes	$11,230,020	$11,230,020	6.67%	2015-2022
AerCap Aviation Notes	300,000	300,000	6.38%	2017
AerCap Trust & AerCap Ireland Capital Limited Notes	3,400,000	3,400,000	4.17%	2017-2021
Unsecured Revolving Credit Facilities
DBS revolving credit facility	300,000	—	2.42%	2018
Other unsecured debt	47,063	53,101	5.50%	2022
Fair value adjustment	906,834	999,869	—
TOTAL UNSECURED	16,183,917	15,982,990
Secured
Export credit facilities	2,476,280	2,691,316	2.29%	2015-2025
Senior secured notes	2,550,000	2,550,000	6.94%	2016-2018
Institutional secured term loans	3,317,150	3,355,263	3.11%	2017-2021
ALS II debt	295,929	325,920	2.02%	2038
AerFunding revolving credit facility (c)	872,591	887,385	2.43%	2019
AeroTurbine revolving credit agreement	315,567	302,142	2.68%	2019
Other secured debt	2,770,980	2,781,801	3.42%	2026
Boeing 737 800 pre-delivery payment facility	151,594	174,306	3.01%	2015
Fair value adjustment	258,580	287,227	—
TOTAL SECURED	13,008,671	13,355,360
Subordinated
ECAPS subordinated notes	1,000,000	1,000,000	4.95%	2065
Subordinated debt joint ventures partners	64,280	64,280	1.96%	2022
Fair value adjustment	(237)	(238)	—
TOTAL SUBORDINATED	1,064,043	1,064,042
	$30,256,631	$30,402,392

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

(a)         As of the balance sheet date, we remain in compliance with the respective financial covenants across our various debt obligations.

(b)         The weighted average interest rate is calculated based on the U.S. dollar LIBOR rate as of March 31, 2015, and excludes the impact of related derivative instruments which we hold to hedge our exposure to interest rates as well as any amortization of the debt issuance costs.

(c)          As of March 31, 2015, approximately $1.29 billion was undrawn under this facility.

A detailed summary of the principal terms of our indebtedness can be found in our 2014 Annual Report on Form 20-F, filed with the SEC on March 30, 2015. There have been no material changes to our indebtedness besides scheduled repayments, since the filing of those reports, except for those described below.

Citi Unsecured Revolving Credit Facility

In March 2015, we increased the size of the facility by $45 million to $3.0 billion. As of March 31, 2015, the facility was undrawn.

Export Credit Facilities

2004 Airbus ECA Facility

In February 2015, we entered into an amendment to the 2004 ECA facility allowing funds that previously were required to be segregated to be replaced by letters of credit, and releasing the security interest in respect of certain aircraft for which the associated loans had been repaid. Prior to entering into this amendment, we were required to segregate security deposits and overhaul rentals received under the leases related to the aircraft funded under the facility to the extent amounts remained outstanding under the relevant aircraft loan. The segregated funds were deposited into separate accounts pledged to and controlled by the security trustee of the 2004 ECA facility.

Institutional Secured Term Loans

Vancouver Facility

In May 2015, we entered into an amendment to our Vancouver secured term loan facility to extend the maturity date from June 2017 to April 2020.

Temescal Facility

In March 2015, we entered into an amendment to our Temescal secured term loan facility. The margin on the loan was reduced from 2.75% to 2.00%, or when the base rate is applicable, the margin was reduced from 1.75% to 1.00%. The final maturity on the loan was extended from March 2018 to March 2021. As of March 31, 2015, approximately $1.1 billion was outstanding. We can voluntarily prepay the loan at any time, subject to certain conditions.

Other facilities

In the three months ended March 31, 2015, additional new secured financings of $250 million were put in place, including the $135 million refinancing of the TUI portfolio acquisition facility. In addition, new letter of credit facilities in the amount of $245 million were contracted.

13. Income taxes

Our blended effective tax rates were 13.5% and 8.5% for the three month periods ended March 31, 2015 and 2014, respectively. The increase in our effective tax rate is driven primarily by the ILFC Transaction. Our blended effective tax rates for the three months ended March 31, 2015 and 2014 were determined based upon estimates of our blended effective tax

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

rates for the years ending December 31, 2015 and 2014, respectively. The blended effective tax rate in any year is impacted by the source and amount of earnings among our different tax jurisdictions.

14. Equity

On February 23, 2015, we announced a new share repurchase program which will run through December 31, 2015 and will allow total repurchases of up to $250 million. Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of shares of common share to be purchased will be determined by our management and Board of Directors, in its discretion, and will depend upon market conditions and other factors. The program will be funded using our cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Movements in equity during the periods presented were as follows:

	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Three Months ended March 31, 2015
Balance at beginning of period	$7,863,777	$78,771	$7,942,548
Dividends paid	—	(90)	(90)
Share-based compensation	16,642	—	16,642
Total comprehensive income (loss)	311,664	(2,125)	309,539
Balance at end of period	$8,192,083	$76,556	$8,268,639

	AerCap Holdings N.V. shareholders’ equity	Non-controlling interest	Total equity
Three Months ended March 31, 2014
Balance at beginning of period	$2,425,372	$3,860	$2,429,232
Share-based compensation	2,247	—	2,247
Total comprehensive income (loss)	55,545	(1,008)	54,537
Balance at end of period	$2,483,164	$2,852	$2,486,016

15.  Selling, general and administrative expenses

Selling, general and administrative expenses include the following expenses:

	Three Months ended March 31,
	2015	2014
Personnel expenses	$42,987	$10,614
Share-based compensation	24,839	2,355
Travel expenses	5,288	2,095
Professional services	9,258	2,509
Office expenses	7,644	1,119
Directors expenses	826	1,030
Other expenses	4,238	3,409
	$95,080	$23,131

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

16. Other income

Other income includes the following:

	Three Months ended March 31,
	2015	2014
AeroTurbine
Engines, airframes, parts and supplies revenue	$83,515	$—
Cost of goods sold	(66,593)	—
Gross profit	16,922	—
Management fees, interest and other	12,454	5,967
	$29,376	$5,967

17. Earnings per ordinary share

Basic earnings per share (EPS) is calculated by dividing net income by the weighted average of our ordinary shares outstanding. For the calculation of diluted EPS, net income attributable to common stockholders for basic EPS is adjusted by the effect of dilutive securities, including awards under our equity compensation plans. The computations of basic and diluted earnings per ordinary share for the periods indicated below are shown in the following tables:

	Three Months ended March 31,
	2015	2014
Net income for the computation of basic earnings per share	$311,495	$54,711
Weighted average ordinary shares outstanding - basic	212,119,050	113,644,703
Basic earnings per ordinary share	$1.47	$0.48

	Three Months ended March 31,
	2015	2014
Net income for the computation of diluted earnings per share	$311,495	$54,711
Weighted average ordinary shares outstanding - diluted	214,823,708	116,213,907
Diluted earnings per ordinary share	$1.45	$0.47

18.  Variable interest entities

Our leasing and financing activities require us to use many forms of entities to achieve our business objectives and we have participated to varying degrees in the design and formation of these entities. Our involvement in VIEs varies and includes being a passive investor in the VIE with involvement from other parties, managing and structuring all the activities, and being the sole shareholder of the VIE.

AerDragon

In May 2006, we signed a joint venture agreement with China Aviation Supplies Holding Company (“CAS”) and affiliates of Crédit Agricole Corporate and Investment Bank (“CA-CIB”) establishing AerDragon (“AerDragon”) with initial registered capital of $50.0 million. The registered capital of AerDragon was increased to $120.0 million in 2010, to $130.0 million in 2011, to $183.5 million in 2013 and to $223.5 million in early 2014. During 2013, the joint venture agreement was amended to include East Epoch Limited which agreed to become a shareholder in AerDragon. As of March 31, 2015, CAS owned 50% of AerDragon, with the other 50% owned equally by us, CA-CIB, and East Epoch Limited. We provide certain aircraft- and accounting-related services to the joint venture, and act as guarantor to the lenders of AerDragon, related to debt secured by the aircraft which AerDragon purchased directly from us. This joint venture enhances our presence in the increasingly important Chinese market and our ability to lease our aircraft and engines throughout the entire Asia/Pacific region. In December 2013, AerDragon signed a purchase agreement with Boeing for ten new B737-800 aircraft, four of which were delivered in December 2014, with the remaining six aircraft to be delivered in late 2015 and mid 2016. AerDragon had 23 narrowbody and one widebody aircraft on lease to 11 airlines as of March 31, 2015. AerDragon completed the sales of two narrowbody aircraft to a third party in the first quarter of 2015.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

We have determined that AerDragon is a VIE, in which we do not have control and are not the PB. Accordingly, we account for our investment in AerDragon under the equity method of accounting. With the exception of certain debt for which we act as a guarantor, the obligations of AerDragon are non-recourse to us.

AerCap Partners I

In June 2008, AerCap Partners I Holding Limited (“AerCap Partners I”), a 50% joint venture entered into between us and Deucalion Aviation Funds, acquired a portfolio of 19 aircraft from TUI Travel. The aircraft acquired were leased back to TUI Travel for varying terms. As of March 31, 2015, six Boeing 757-200 aircraft have been sold, and 11 Boeing 737-800 and two Boeing 767-300ER remain in the portfolio. The initial aircraft portfolio was financed through a $425.7 million senior debt facility and $125.6 million of subordinated debt consisting of $62.8 million from us and $62.8 million from our joint venture partner. We have also entered into agreements to provide management and marketing services to AerCap Partners I. At March 31, 2015, AerCap Partners I had $132.3 million outstanding under its then senior debt facility. This senior debt facility was refinanced in advance of maturing in April 2015. The new senior debt facility is fully guaranteed by AerCap Holdings N.V. and will mature in April 2018.

The second tranche of senior debt was refinanced in April 2012, and as part of the refinancing, AerCap Partners 767 Limited (“AerCap Partners 767”), was incorporated. AerCap Partners 767 acquired two Boeing 767 aircraft with leases attached (from AerCap Partners I) which were financed through a $36.0 million senior debt facility and $30.9 million of subordinated debt consisting of $15.45 million from us and $15.45 million from our joint venture partner. $30.9 million of AerCap Partners I’s subordinated debt was redeemed upon sale of the two Boeing 767 aircraft to AerCap Partners 767.

We have determined that AerCap Partners I and AerCap Partners 767 are variable interest entities in which we have control and are the PB. As such, we have consolidated AerCap Partners I’s and AerCap Partners 767’s financial results in our Condensed Consolidated Financial Statements.

Joint ventures with a US-based aircraft leasing company (formerly with Waha)

In 2010, we entered into two joint ventures, AerLift Jet and AerLift, with Waha. We own 50% of AerLift Jet and 39% of AerLift. On April 6, 2014, Waha sold its stake in AerLift to a newly-established US-based aircraft leasing company. AerLift Jet owned four CRJ aircraft, and AerLift owned six aircraft as of March 31, 2015. During the three months ended March 31, 2015, Aerlift completed the sale of two engines to AeroTurbine. We have determined that the joint ventures are variable interest entities. We have control and are the PB of AerLift Jet, as such, we consolidate the financial results of AerLift Jet in our Condensed Consolidated Financial Statements. We do not have control and are not the PB of AerLift, and accordingly, we account for our investment in AerLift under the equity method of accounting.

ACSAL

In June 2013, we completed a transaction under which we sold eight Boeing 737-800 aircraft to ACSAL HOLDCO, LLC (“ACSAL”), an affiliate of Guggenheim, in exchange for cash and in addition we made a capital contribution of 19.4% in the equity of ACSAL.

We determined that ACSAL is a VIE, in which we do not have control and are not the PB. We do have significant influence and accordingly, we account for our investment in ACSAL under the equity method of accounting.

Other joint ventures

In 2010, we entered into two 50% joint ventures with two separate joint venture partners. The two joint ventures collectively owned six aircraft, consisting of three A330 and three A320 aircraft. On June 1, 2011 we sold our 50% interest in three A330 aircraft that had been part of one of the joint ventures. We have determined that the remaining joint venture is a VIE in which we have control and we are the PB. As such, we consolidate the financial results of this joint venture in our Condensed Consolidated Financial Statements.

We hold equity and subordinated debt investments in ALS II and AerFunding. ALS II and AerFunding are variable interest entities in which we have control and we are the PB. As such, we consolidate the financial results of these entities in our Condensed Consolidated Financial Statements.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

We also have an economic interest in AerCo. AerCo is a VIE for which we determined that we do not have control and are not the PB and, accordingly, we do not consolidate the financial results of AerCo in our Condensed Consolidated Financial Statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

In April 2014, we sold our 42.3% equity interest in AerData, an integrated software solution provider for the aircraft leasing industry. AerData continues to provide software services to us.

We guarantee debt obligations on behalf of joint venture entities in the total amount of $278.1 million as of March 31, 2015.

As a result of the ILFC Transaction, we acquired interests in the following VIE’s:

Non-Recourse Financing Structures

We consolidate one entity in which we have a variable interest and which was established to obtain secured financing for the purchase of aircraft. We have determined that we are the PB of the entity because we control and manage all aspects of the entity, including directing the activities that most significantly affect the economic performance of the entity, and we absorb the majority of the risks and rewards of the entity.

Wholly-Owned ECA and Ex-Im Financing Vehicles

We have created certain wholly-owned subsidiaries for the purpose of purchasing aircraft and obtaining financing secured by such aircraft. The secured debt is guaranteed by the European ECAs and the Export-Import Bank of the United States. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Condensed Consolidated Financial Statements.

Other Secured Financings

We have created a number of wholly-owned subsidiaries for the purpose of obtaining secured financings. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany notes. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of these entities. These entities are therefore consolidated into our Condensed Consolidated Financial Statements.

Wholly-Owned Leasing Entities

We have created wholly-owned subsidiaries for the purpose of facilitating aircraft leases with airlines. The entities meet the definition of a VIE because they do not have sufficient equity to operate without subordinated financial support from us in the form of intercompany loans, which serve as equity. We control and manage all aspects of these entities, including directing the activities that most significantly affect the entity’s economic performance, we absorb the majority of the risks and rewards of these entities and we guarantee the activities of the entities. These entities are therefore consolidated into our Condensed Consolidated Financial Statements.

Other Variable Interest Entities

We have variable interests in the following entities, in which we have determined we are not the PB because we do not have the power to direct the activities that most significantly affect the entity’s economic performance: (i) one entity that we have previously sold aircraft to and for which we manage the aircraft, in which our variable interest consists of the servicing fee we receive for the management of those aircraft; and (ii) two affiliated entities, the Castle Trusts, we sold aircraft to in 2003 and 2004, which aircraft we continue to manage, in which our variable interests consist of the servicing fee we receive for the management of those aircraft.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

19.  Related party transactions

AIG

As a result of the ILFC Transaction, AIG holds a significant ownership interest in AerCap. Consequently, AIG and its subsidiaries are considered related parties after the Closing Date.

Debt: On December 16, 2013, AerCap Ireland Capital Limited, entered into a $1.0 billion five year senior unsecured revolving credit facility with AIG as lender and administrative agent. The facility became effective on May 14, 2014, upon the completion of the ILFC Transaction. We paid fees of $1.9 million for the three months ended March 31, 2015. As of March 31, 2015, there was no amount outstanding under the facility.

Derivatives: The counterparty of interest rate swap agreements we acquired as part of the ILFC Transaction is AIG Markets, Inc., a wholly-owned subsidiary of AIG, and these swap agreements are guaranteed by AIG. The net effect in our Condensed Consolidated Income Statements for the three months ended March 31, 2015 from derivative contracts with AIG Markets, Inc. was nil, as the cash expense of $0.9 million was offset by a mark-to-market gain of $0.9 million. See also Note 9 — Derivative assets and liabilities.

Management fees: We received management fees of $1.8 million in the three months ended March 31, 2015 from the Castle Trusts, affiliates of AIG.

Related party receivable: As of March 31, 2015, we had a receivable from AIG of $0.3 million relating to reimbursements on compensation programs as part of the ILFC Transaction.

AerDragon

AerCap provides insurance management and cash administrative services to AerDragon, a joint venture accounted for under the equity method. AerCap charged AerDragon a total of $0.1 million as a guarantee fee and for these management services during each of the three months ended March 31, 2015 and 2014.

AerLift

We provide a variety of management services to AerLift, a joint venture accounted for under the equity method, for which we received a fee of $0.7 million and $1.4 million in the three months ended March 31, 2015 and 2014, respectively.

AerCo

AerCo is an aircraft securitization vehicle from which we hold the most junior class of subordinated notes and some notes immediately senior to those junior notes. We provide a variety of management services to AerCo for which we received fees of $0.3 million and $0.5 million in the three months ended March 31, 2015 and 2014, respectively.

20.  Commitments and contingencies

Aircraft on order

At March 31, 2015, we had commitments to purchase 368 new aircraft and 17 new spare engines scheduled for delivery through 2022 with aggregate estimated total remaining payments (including adjustments to certain contractual escalation provisions) of approximately $23.4 billion. The majority of these commitments to purchase new aircraft and engines are based upon agreements with each of Boeing, Airbus, Embraer and Pratt and Whitney.

Movements in prepayments on flight equipment and capitalized interest during the periods presented were as follows:

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

	Three Months ended March 31,
	2015		2014
Prepayments on flight equipment and capitalized interest at beginning of period	$3,486,514		$223,815
Prepayments made during the period	131,607		24,373
Interest capitalized during the period	5,395	(a)	2,140
Prepayments and capitalized interest applied to the purchase of flight equipment	(255,325)		(2,127)
Prepayments on flight equipment and capitalized interest at end of period	$3,368,191		$248,201

(a)         See Note 2 – Basis of presentation.

A detailed summary of our commitments and contingencies can be found in our 2014 Annual Report on Form 20-F filed with the SEC on March 30, 2015.

Asset Value Guarantees

As part of the ILFC Transaction, we assumed the potential obligation of contracts that guarantee a portion of the residual value of aircraft owned by third parties. These guarantees expire at various dates through 2023 and generally obligate us to pay the shortfall between the fair market value and the guaranteed value of the aircraft and, in certain cases, provide us with an option to purchase the aircraft for the guaranteed value. As of March 31, 2015, 11 guarantees were outstanding. We entered into agreements to sell two of the aircraft in 2015.

We regularly review the underlying values of the aircraft collateral to determine our exposure under asset value guarantees. We did not record any provisions for losses on asset value guarantees during the three months ended March 31, 2015.

At March 31, 2015, the carrying value of the asset value guarantee liability was $133.5 million and was included in Accounts payable, accrued expenses and other liabilities on our Condensed Consolidated Balance Sheet. The maximum aggregate potential commitment that we were obligated to pay under these guarantees, including those exercised, and without any offset for the projected value of the aircraft or other contractual features that may limit our exposure, was approximately $298.4 million.

Legal proceedings

General

In the ordinary course of our business, we are a party to various legal actions, which we believe are incidental to the operations of our business. The Company regularly reviews the possible outcome of such legal actions, and accrues for such legal actions at the time a loss is probable and the amount of the loss can be estimated. In addition, the Company also reviews the applicable indemnities and insurance coverage. Based on information currently available, we believe the potential outcome of those cases where we are able to estimate reasonably possible losses, and our estimate of the reasonably possible losses exceeding amounts already recognized, on an aggregated basis, is immaterial to our consolidated financial condition, results of operations or cash flows.

VASP litigation

We leased 13 aircraft and three spare engines to Viação Aerea de São Paulo (“VASP”), a Brazilian airline. In 1992, VASP defaulted on its lease obligations and we commenced litigation against VASP to repossess our equipment. In 1992, we obtained a preliminary injunction for the repossession and export of 13 aircraft and three spare engines from VASP. We repossessed and exported the aircraft and engines in 1992. VASP appealed this decision. In 1996, the Appellate Court of the State of São Paulo ruled in favor of VASP on its appeal. We were instructed to return the aircraft and engines to VASP for lease under the terms of the original lease agreements. The Appellate Court also granted VASP the right to seek damages in lieu of the return of the aircraft and engines. Since 1996 we have defended this case in the Brazilian courts through various motions and appeals. On March 1, 2006, the Superior Tribunal of Justice (the “STJ”) dismissed our then-pending appeal and on April 5, 2006, a special panel of the STJ confirmed this decision. On May 15, 2006 we filed an extraordinary appeal with the Federal Supreme Court. In September 2009 the Federal Supreme Court requested an opinion on our appeal from the office of the Attorney General. This opinion was provided in October 2009. The Attorney General recommended that AerCap’s extraordinary appeal be accepted for trial and that the case be subject to a new judgment before the STJ. The Federal Supreme Court is not bound by the opinion of the Attorney General. While our external legal counsel informed us that it would be normal practice to take such an opinion into consideration, there are no assurances that the Federal Supreme Court will rule in accordance with the Attorney General opinion or, if it did, what the outcome of the judgment of the STJ would be.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

On February 23, 2006, VASP commenced a procedure to calculate its alleged damages and since then we, VASP and the court have appointed experts to assist the court in calculating damages. The procedure is ongoing. We do not believe, and our external legal counsel has advised us that they do not believe, that it is probable that VASP will be able to recover damages from us even if VASP prevails on the issue of liability. The outcome of the legal process is, however, uncertain, and the amount of damages, if any, payable to VASP cannot reasonably be estimated at this time. We continue to actively pursue all courses of action that may reasonably be available to us and intend to defend our position vigorously.

In July 2006, we brought a claim for damages against VASP in the English courts, seeking damages incurred by AerCap as a result of VASP’s default under seven leases that were governed by English law. VASP was served with process in Brazil in October 2007 and in response filed an application challenging the jurisdiction of the English court, which we opposed. VASP also applied to the court to adjourn the hearing on its jurisdictional challenge pending the sale of some of its assets in Brazil. We opposed this application and by an order dated March 6, 2008 the English court dismissed VASP’s applications.

In September 2008, the bankruptcy court in Brazil ordered the bankruptcy of VASP. VASP appealed this decision. In December 2008, we filed with the English court an application for default judgment, seeking damages plus accrued interest pursuant to seven lease agreements. On March 16, 2009, we obtained a default judgment in which we were awarded approximately $40.0 million in damages plus accrued interest. We subsequently applied to the STJ for an order ratifying the English judgment, so that it might be enforced in Brazil. The STJ granted AerCap’s application and entered an order ratifying the English judgment. Although VASP appealed that order, it is fully effective pending a resolution of VASP’s appeal of the order ratifying the English judgment.

On November 6, 2012, the STJ ruled in favor of VASP on its appeal from the order placing it in bankruptcy. Acting alone, the reporting justice of the appellate panel ordered the bankruptcy revoked and the matter converted to a judicial reorganization. Several creditors of VASP appealed that ruling to the full panel of the STJ. On December 17, 2012, the Special Court of the STJ reversed the ruling of the reporting justice and upheld the order placing VASP in bankruptcy. The decision was published on February 1, 2013. On February 25, 2013, the lapse of time for appeal (res judicata) was certified.

In addition to our claim in the English courts, AerCap also brought actions against VASP in the Irish courts to recover damages incurred as a result of VASP’s default under nine leases governed by Irish law. The Irish courts granted an order for service of process, and although VASP opposed service in Brazil, the STJ ruled that service of process had been properly completed. After some additional delay due to procedural issues related to VASP’s bankruptcy, the Irish action went forward. Upon VASP’s failure to appear, the High Court entered default judgment in favor of AerCap, finding VASP liable for breach of its obligations under the leases. On October 24, 2014, the High Court entered judgment in favour of AerCap, awarding us damages in the amount of approximately $36.9 million. We are presently seeking to have the Irish judgment ratified by the STJ in Brazil.

Transbrasil litigation

In the early 1990s, two AerCap-related companies (the “AerCap Lessors”) leased an aircraft and two engines to Transbrasil S/A Linhas Areas (“Transbrasil”), a now-defunct Brazilian airline. By 1998, Transbrasil had defaulted on various obligations under its leases with AerCap, along with other leases it had entered into with General Electric Capital Corporation (“GECC”) and certain of its affiliates (collectively with GECC, the “GE Lessors”). GECAS was the servicer for all these leases at the time. Subsequently, Transbrasil issued promissory notes (the “Notes”) to the AerCap lessors and GE Lessors (collectively the “Lessors”) in connection with restructurings of the leases. Transbrasil defaulted on the Notes and GECC brought an enforcement action on behalf of the Lessors in 2001. Concurrently, GECC filed an action for the involuntary bankruptcy of Transbrasil.

Transbrasil brought a lawsuit against the Lessors in February 2001 (the “Transbrasil Lawsuit”), claiming that the Notes had in fact been paid at the time GECC brought the enforcement action. In 2007, the trial judge ruled in favor of Transbrasil. That decision was appealed. In April 2010, the appellate court published a judgment (the “2010 Judgment”) rejecting the Lessors’ appeal, ordering them to pay Transbrasil statutory penalties equal to double the face amount of the Notes (plus interest and monetary adjustments) as well as damages for any losses incurred as a result of the attempts to collect on the Notes. The 2010 Judgment provided that the amount of such losses would be calculated in separate proceedings in the trial court (the “Indemnity Claim”). In June 2010, the AerCap Lessors and GE Lessors separately filed special appeals before the STJ in Brazil. These special appeals were subsequently admitted for hearing.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

In July 2011, Transbrasil brought three actions for provisional enforcement of the 2010 Judgment (the “Provisional Enforcement Actions”): one to enforce the award of statutory penalties; a second to recover attorneys’ fees related to that award, and a third to enforce the Indemnity Claim. Transbrasil submitted its alleged calculation of statutory penalties, which, according to Transbrasil, amounted to approximately $210 million in the aggregate against all defendants, including interest and monetary adjustments. AerCap and its co-defendants opposed provisional enforcement of the 2010 judgment, arguing, among other things, that Transbrasil’s calculations were greatly exaggerated.

Transbrasil also initiated proceedings to determine the amount of its alleged Indemnity Claim. The court appointed an expert to determine the measure of damages and the defendants appointed an assistant expert. We believe we have strong arguments to convince the expert and the court that Transbrasil suffered no damage as a result of the defendants’ attempts to collect on the Notes.

In February 2012, AerCap brought a civil complaint against GECAS and GECC in the State of New York (the “New York Action”), alleging, among other things, that GECAS and GECC had violated certain duties to AerCap in connection with their attempts to enforce the Notes and their defense of Transbrasil’s lawsuit. In November 2012, AerCap, GECAS, and the GE Lessors entered into a settlement agreement resolving all of the claims raised in the New York Action. The terms of the settlement agreement are confidential.

In October 2013, the STJ granted the special appeals filed by GECAS and its related parties, effectively reversing the 2010 Judgment in most respects as to all of the Lessors.

In February 2014, Transbrasil appealed the STJ’s ruling of October 2013 to another panel of the STJ.

In light of the STJ’s ruling of October 2013, the trial court has ordered the dismissal of two of Transbrasil’s Provisional Enforcement Actions — those seeking statutory penalties and attorneys’ fees. The State Appellate Court of Sao Paolo (“TJSP”) has since affirmed the dismissals of those actions. Transbrasil’s Provisional Enforcement Action with respect to the Indemnity Claim remains pending; however, the action has currently been stayed pending a final decision in the Transbrasil Lawsuit.

Yemen Airways-Yemenia litigation

ILFC is named in a lawsuit in connection with the 2009 crash of an Airbus A310-300 aircraft owned by ILFC and on lease to Yemen Airways-Yemenia, a Yemeni carrier (“Hassanati Action”). The Hassanati plaintiffs are families of deceased occupants of the flight and seek unspecified damages for wrongful death, costs, and fees. The Hassanati Action commenced in January 2011 and is pending in the United States District Court for the Central District of California. On February 18, 2014, the district court granted summary judgment in ILFC’s favor and dismissed all of the Hassanati plaintiffs’ remaining claims. The Hassanati plaintiffs have appealed the judgment. On August 29, 2014, a new group of plaintiffs filed a lawsuit against ILFC in the United States District Court for the Central District of California (the “Abdallah Action”). The Abdallah Action claims unspecified damages from ILFC on the same theory as does the Hassanati Action. We believe that ILFC has substantial defenses on the merits and is adequately covered by available liability insurance in respect of both the Hassanati Action and the Abdallah Action.

Air Lease litigation

On April 24, 2012, ILFC and AIG filed a lawsuit in the Los Angeles Superior Court against ILFC’s former CEO, Steven Udvar Hazy, Mr. Hazy’s current company, Air Lease Corporation (ALC), and a number of ALC’s officers and employees who were formerly employed by ILFC. The lawsuit alleges that Mr. Hazy and the former officers and employees, while employed at ILFC, diverted corporate opportunities from ILFC, misappropriated ILFC’s trade secrets and other proprietary information, and committed other breaches of their fiduciary duties, all at the behest of ALC.

The complaint seeks monetary damages and injunctive relief for breaches of fiduciary duty, misappropriation of trade secrets, unfair competition, and various other violations of state law.

On August 15, 2013, ALC filed a cross-complaint against ILFC and AIG. Relevant to ILFC, ALC’s cross-complaint alleges that ILFC entered into, and later breached, an agreement to sell aircraft to ALC. Based on these allegations, the cross-complaint asserts a claim against ILFC for breach of contract. The cross-complaint seeks significant compensatory and punitive damages. We believe we have substantial defenses on the merits and will vigorously defend ourselves against ALC’s claims.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

On April 23, 2014, ILFC filed an amended complaint adding as a defendant Leonard Green & Partners, L.P. The complaint adds claims against Leonard Green & Partners, L.P. for aiding and abetting the individual defendants’ breaches of their fiduciary duties and duty of loyalty to ILFC and for unfair competition.

On April 23, 2015, we entered into an agreement to settle the litigation. See Note 23 — Subsequent events.

21.  Fair value measurements

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The Company determines fair value based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is our policy to maximize the use of observable inputs and minimize the use of unobservable inputs when developing fair value measurements, in accordance with the fair value hierarchy as described below. Where limited or no observable market data exists, fair value measurements for assets and liabilities are based primarily on management’s own estimates and are calculated based upon our pricing policy, the economic and competitive environment, the characteristics of the asset or liability and other such factors. Therefore, the results may not be realized in actual sale or immediate settlement of the asset or liability.

There is a hierarchal disclosure framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value.

The three broad levels defined by the hierarchy are as follows:

Level 1 — Quoted prices available in active markets for identical assets or liabilities as of the reported date.

Level 2 — Observable market data. Inputs include quoted prices for similar assets, liabilities (risk adjusted) and market-corroborated inputs, such as market comparables, interest rates, yield curves and other items that allow value to be determined.

Level 3 — Unobservable inputs from our own assumptions about market risk developed based on the best information available, subject to cost benefit analysis. Inputs may include our own data.

When there are no observable comparables, inputs used to determine value are derived through extrapolation and interpolation and other Company-specific inputs such as projected financial data and our own views about the assumptions that market participants would use.

The following table summarizes our financial assets and liabilities as of March 31, 2015 and December 31, 2014, that we measured at fair value on a recurring basis by level within the fair value hierarchy. As required by U.S. GAAP, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to their fair value measurement.

	March 31, 2015
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$17,089	$—	$17,089	$—

Liabilities
Derivative liabilities	(600)	—	(600)	—
	$16,489	$—	$16,489	$—

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

	December 31, 2014
	Total	Level 1	Level 2	Level 3
Assets
Derivative assets	$24,549	$—	$24,549	$—

Liabilities
Derivative liabilities	(2,208)	—	(2,208)	—
	$22,341	$—	$22,341	$—

Assets and Liabilities Measured at Fair Value on a Non-recurring Basis

The fair value of flight equipment is classified as a Level 3 valuation. Management evaluates quarterly the need to perform a recoverability assessment of flight equipment, and performs this assessment at least annually for all aircraft in our fleet. Recoverability assessments are performed whenever events or changes in circumstances indicate that the carrying amount of our flight equipment may not be recoverable, which may require us to change our assumptions related to future projected cash flows. Management is active in the aircraft leasing industry and develops the assumptions used in the recoverability assessment. As part of the recoverability process, we update the critical and significant assumptions used in the recoverability assessment. Fair value of flight equipment is determined using an income approach based on the present value of cash flows from contractual lease agreements, flight hour rentals, where appropriate, and projected future lease payments, which extend to the end of the aircraft’s economic life in its highest and best use configuration, as well as a disposition value, based on the expectations of market participants.

In the three months ended March 31, 2015, we recognized impairment charges of $4.7 million. We had no impairment for the three months ended March 31, 2014. The impairment recognized primarily related to three older aircraft that we will sell for parts. The impairment was recognized as the net book values were no longer supported based on the latest cash flow estimates.

Inputs to non-recurring fair value measurements categorized as level 3

We measure the fair value of flight equipment on a non-recurring basis when events or changes in circumstances indicate that the carrying amount of our aircraft may not be recoverable.

The fair value of flight equipment is estimated when (i) aircraft held for use in our fleet is not recoverable; (ii) aircraft expected to be sold or parted-out is not recoverable; and (iii) aircraft is sold as part of a sales-type lease. We use the income approach to measure the fair value of flight equipment, which is based on the present value of estimated future cash flows. The key inputs to the income approach include the current contractual lease cash flows and the projected future non-contractual lease cash flows, extended to the end of the aircraft’s estimated holding period in its highest and best use configuration, as well as a contractual or estimated disposition value. The determination of these key inputs in applying the income approach is discussed below.

The current contractual lease cash flows are based on the in-force lease rates. The projected future non-contractual lease cash flows are estimated based on the aircraft type, age, and airframe and engine configuration of the aircraft. The projected non-contractual lease cash flows are applied to a follow-on lease term(s), which are estimated based on the age of the aircraft at the time of re-lease. Follow-on leases and related cash flows are assumed through the estimated holding period of the aircraft. The holding period assumption is the period over which future cash flows are assumed to be generated. We generally assume the aircraft will be leased over a 25-year estimated economic useful life from the date of manufacture unless facts and circumstances indicate the holding period is expected to be shorter. Shorter holding periods can result from our assessment of the continued marketability of certain aircraft types or when a potential sale or future part-out of an individual aircraft has been contracted for, or is likely. In instances of a potential sale or part-out, the holding period is based on the estimated or actual sale or part-out date. The disposition value is generally estimated based on aircraft type. In situations where the aircraft will be disposed of, the residual value assumed is based on an estimated part-out value or the contracted sale price.

The aggregate cash flows, as described above, are then discounted to present value. The discount rate used is based on the aircraft type and incorporates market participant assumptions regarding the market attractiveness of the aircraft type and the likely debt and equity financing components and the required returns of those financing components. Management has identified the key elements affecting the fair value calculation as the discount rate used to present value the estimated cash flows, the estimated aircraft holding period, and the proportion of contractual versus non-contractual cash flows.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Sensitivity to changes in unobservable inputs

We consider unobservable inputs to be those for which market data is not available and that we developed using the best information available to us related to assumptions market participants use when pricing the asset or liability. Relevant inputs vary depending on the nature of the asset or liability being measured at fair value. The effect of a change in a particular assumption is considered independently of changes in any other assumptions. In practice, simultaneous changes in assumptions may not always have a linear effect on inputs.

The significant unobservable inputs utilized in the fair value measurement of flight equipment are the discount rate, the remaining estimated holding period and the non-contractual cash flows. The discount rate is affected by movements in the aircraft funding markets, and can be impacted by fluctuations in required rates of return in debt and equity, and loan to value ratios. The remaining holding period and non-contractual cash flows represent management’s estimate of the remaining service period of an aircraft and the estimated non-contractual cash flows over the remaining life of the aircraft. An increase in the discount rate applied would decrease the fair value of an aircraft, while an increase in the remaining estimated holding period or the estimated non-contractual cash flows would increase the fair value measurement.

Fair Value Disclosures of Financial Instruments

The fair value of restricted cash and cash and cash equivalents approximates the carrying value of these financial instruments because of their short term nature (level 1). The carrying value of notes receivable approximates its fair value (level 2). The fair value of our debt financings considers the frequency and volume of quoted prices of our debt in active markets, where available. The fair value of our long-term unsecured fixed rate and floating rate debt is estimated using quoted market prices. The fair value of our long-term secured debt is estimated using discounted cash flow analysis based on current market prices for similar type debt. Derivatives are recognized on the balance sheet at their fair value which includes consideration of the credit rating and risk attaching to the counterparty of the derivative contract. We have considered both the quantitative and qualitative factors when determining our counterparty credit risk (level 2). The fair value of interest rate swap derivatives, caps and floors were based on the use of a valuation model that utilizes, among other things, current interest, foreign exchange and volatility rates, as applicable (level 2). The fair value of guarantees is determined by reference to the underlying aircraft and guarantee amount (level 3).

The carrying amounts and fair values of our most significant financial instruments at March 31, 2015 and December 31, 2014 are as follows:

	March 31, 2015
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,594,018	$1,594,018	$1,594,018	$—	$—
Restricted cash	333,985	333,985	333,985	—	—
Derivative assets	17,089	17,089	—	17,089	—
Notes receivable	114,345	114,345	—	114,345	—
	$2,059,437	$2,059,437	$1,928,003	$131,434	$—
Liabilities
Debt	$30,256,631	$30,515,077	$—	$30,515,077	$—
Derivative liabilities	600	600	—	600	—
Guarantees	133,500	132,612	—	—	132,612
	$30,390,731	$30,648,289	$—	$30,515,677	$132,612

	December 31, 2014
	Book value	Fair value	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$1,490,369	$1,490,369	$1,490,369	$—	$—
Restricted cash	717,388	717,388	717,388	—	—
Derivative assets	24,549	24,549	—	24,549	—
Notes receivable	135,154	135,154	—	135,154	—
	$2,367,460	$2,367,460	$2,207,757	$159,703	$—
Liabilities
Debt	$30,402,392	$30,384,868	$—	$30,384,868	$—
Derivative liabilities	2,208	2,208	—	2,208	—
Guarantees	133,500	131,814	—	—	131,814
	$30,538,100	$30,518,890	$—	$30,387,076	$131,814

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

22. Supplemental guarantor financial information

AerCap Aviation Notes

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3-10 of Regulation S-X.

The issuances or exchanges of securities described below are related to securities fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor SEC registered”) and also jointly and severally guaranteed by AerCap Ireland Limited (the “Subsidiary Guarantor”).

In May 2012, AerCap Aviation Solutions B.V., a 100%- owned finance subsidiary of AerCap Holdings N.V., issued $300.0 million of 6.375% senior unsecured notes due 2017 (the “AerCap Aviation Notes”). The AerCap Aviation Notes were initially fully and unconditionally guaranteed by AerCap Holdings N.V.

On November 9, 2012, we entered into a $285.0 million unsecured revolving credit facility which was guaranteed by AerCap Aviation Solutions B.V. and AerCap Ireland Ltd. The guarantee by AerCap Ireland Ltd. under this facility triggered a springing guarantee under the AerCap Aviation Notes indenture.

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheet as of March 31, 2015 and December 31, 2014, the Condensed Consolidating Income Statement, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statement of Comprehensive Income for the three month periods ended March 31, 2015 and 2014 of (a) AerCap Holdings N.V. (the “Parent Guarantor”), (b) AerCap Aviation Solutions B.V. (the “Issuer”), (c) AerCap Ireland Ltd. (the “Subsidiary Guarantor”), (d) the non-guarantor subsidiaries, (e) elimination entries necessary to consolidate the Parent with the issuer, the guarantor subsidiaries and the non-guarantor subsidiaries and (f) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. Separate financial statements and other disclosures with respect to the guarantor subsidiaries have not been provided as management believes the following information is sufficient as the guarantor subsidiaries are 100% owned by the Parent and all guarantees are full and unconditional. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

Condensed Consolidating Balance Sheet

	March 31, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	9	—	444	1,141	—	1,594
Restricted cash	—	—	7	327	—	334
Flight equipment held for operating leases, net	—	—	661	31,966	—	32,627
Maintenance rights intangible and lease premium, net	—	—	4	3,795	—	3,799
Flight equipment held for sale	—	—	—	81	—	81
Net investment in finance and sales-type leases	—	—	24	390	—	414
Prepayments on flight equipment	—	—	—	3,368	—	3,368
Investments including investments in subsidiaries	8,246	—	2,586	118	(10,832)	118
Intercompany receivables and other assets	833	263	6,741	21,330	(27,418)	1,749
Total Assets	9,088	263	10,467	62,516	(38,250)	44,084
Liabilities and Equity
Debt	300	300	102	29,531	24	30,257
Intercompany payables and other liabilities	596	6	3,684	28,714	(27,442)	5,558
Total liabilities	896	306	3,786	58,245	(27,418)	35,815

Total AerCap Holdings N.V. shareholders’ equity	8,192	(43)	6,681	4,194	(10,832)	8,192
Non-controlling interest	—	—	—	77	—	77
Total Equity	8,192	(43)	6,681	4,271	(10,832)	8,269
Total Liabilities and Equity	9,088	263	10,467	62,516	(38,250)	44,084

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Balance Sheet

	December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	7	—	816	667	—	1,490
Restricted cash	—	—	7	710	—	717
Flight equipment held for operating leases, net	—	—	568	31,417	—	31,985
Maintenance rights intangible and lease premium, net	—	—	3	3,903	—	3,906
Flight equipment held for sale	—	—	—	14	—	14
Net investment in finance and sales-type leases	—	—	25	322	—	347
Prepayments on flight equipment	—	—	2	3,485	—	3,487
Investments including investments in subsidiaries	7,902	—	2,298	116	(10,200)	116
Intercompany receivables and other assets	552	263	6,626	5,810	(11,446)	1,805
Total Assets	8,461	263	10,345	46,444	(21,646)	43,867
Liabilities and Equity
Debt	—	300	111	29,991	—	30,402
Intercompany payables and other liabilities	597	1	3,826	12,544	(11,446)	5,522
Total liabilities	597	301	3,937	42,535	(11,446)	35,924

Total AerCap Holdings N.V. shareholders’ equity	7,864	(38)	6,408	3,830	(10,200)	7,864
Non-controlling interest	—	—	—	79	—	79
Total Equity	7,864	(38)	6,408	3,909	(10,200)	7,943
Total Liabilities and Equity	8,461	263	10,345	46,444	(21,646)	43,867

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Three months ended March 31, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	17	1,212	—	1,229
Net gain on sale of assets	—	—	—	34	—	34
Other income	3	—	102	219	(295)	29
Total Revenues and other income	3	—	119	1,465	(295)	1,292
Expenses
Depreciation and amortization	—	—	9	443	—	452
Asset impairment	—	—	—	5	—	5
Interest expense	4	5	69	410	(200)	288
Other expenses	—	—	5	88	—	93
Transaction and integration related expenses	—	—	—	4	—	4
Selling, general and administrative expenses	22	—	26	142	(95)	95
Total Expenses	26	5	109	1,092	(295)	937
(Loss) income before income taxes and income of investments accounted for under the equity method	(23)	(5)	10	373	—	355
Provision for income taxes	—	—	—	(48)	—	(48)
Equity in net earnings of investments accounted for under the equity method	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	(23)	(5)	10	327	—	309
Income (loss) from subsidiaries	334	—	253	11	(598)	—
Net income (loss)	311	(5)	263	338	(598)	309
Net income attributable to non-controlling interest	—	—	—	2	—	2
Net income (loss) attributable to AerCap Holdings N.V.	311	(5)	263	340	(598)	311

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Three months ended March 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	2	247	—	249
Net gain on sale of assets	—	—	10	—	—	10
Other income	1	—	17	56	(68)	6
Total Revenues and other income	1	—	29	303	(68)	265
Expenses
Depreciation and amortization	—	—	1	89	—	90
Interest expense	3	5	46	57	(48)	63
Other expenses	—	—	—	13	—	13
Transaction and integration related expenses	—	—	11	10	—	21
Selling, general and administrative expenses	5	—	20	18	(20)	23
Total Expenses	8	5	78	187	(68)	210
(Loss) income before income taxes and income of investments accounted for under the equity method	(7)	(5)	(49)	116	—	55
Provision for income taxes	—	—	—	(5)	—	(5)
Equity in net earnings of investments accounted for under the equity method	—	—	—	4	—	4
Net (loss) income before income from subsidiaries	(7)	(5)	(49)	115	—	54
Income (loss) from subsidiaries	62	—	59	(49)	(72)	—
Net income (loss)	55	(5)	10	66	(72)	54
Net income attributable to non-controlling interest	—	—	—	1	—	1
Net income (loss) attributable to AerCap Holdings N.V.	55	(5)	10	67	(72)	55

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Cash Flows

	Three months ended March 31, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss)	311	(5)	263	338	(598)	309
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(334)	—	(253)	(11)	598	—
Depreciation and amortization	—	—	9	443	—	452
Asset impairment	—	—	—	5	—	5
Amortization of debt issuance costs and debt discount	—	—	—	11	—	11
Amortization of lease premium intangibles	—	—	—	6	—	6
Amortization of fair value adjustments on debt	—	—	—	(122)	—	(122)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	—	—	22	—	22
Maintenance rights expense	—	—	—	58	—	58
Net gain on sale of assets	—	—	—	(34)	—	(34)
Deferred income taxes	—	—	—	44	—	44
Other	15	—	4	4	—	23
Cash flow from operating activities before changes in working capital	(8)	(5)	23	764	—	774
Working capital	(290)	5	(284)	545	—	(24)
Net cash (used in) provided by operating activities	(298)	—	(261)	1,309	—	750
Purchase of flight equipment	—	—	(107)	(937)	—	(1,044)
Proceeds from sale or disposal of assets	—	—	—	113	—	113
Prepayments on flight equipment	—	—	—	(109)	—	(109)
Collections of finance and sales-type leases	—	—	—	26	—	26
Movement in restricted cash	—	—	1	382	—	383
Net cash provided by (used in) investing activities	—	—	(106)	(525)	—	(631)
Issuance of debt	300	—	—	114	—	414
Repayment of debt	—	—	(3)	(429)	—	(432)
Debt issuance costs paid	—	—	—	(5)	—	(5)
Maintenance payments received	—	—	2	135	—	137
Maintenance payments returned	—	—	(4)	(122)	—	(126)
Security deposits received	—	—	1	44	—	45
Security deposits returned	—	—	(1)	(45)	—	(46)
Net cash provided by (used in) financing activities	300	—	(5)	(308)	—	(13)
Net increase (decrease) in cash and cash equivalents	2	—	(372)	476	—	106
Effect of exchange rate changes	—	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	7	—	816	667	—	1,490
Cash and cash equivalents at end of period	9	—	444	1,141	—	1,594

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Cash Flows

	Three months ended March 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss)	55	(5)	10	66	(72)	54
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(62)	—	(59)	49	72	—
Depreciation and amortization	—	—	1	89	—	90
Amortization of debt issuance costs and debt discount	—	—	—	20	—	20
Amortization of lease premium intangibles	—	—	—	2	—	2
Net gain on sale of assets	—	—	(10)	—	—	(10)
Other	2	—	—	2	—	4
Cash flow from operating activities before changes in working capital	(5)	(5)	(58)	228	—	160
Working capital	158	5	103	(271)	—	(5)
Net cash provided by (used in) operating activities	153	—	45	(43)	—	155
Purchase of flight equipment	—	—	(23)	(142)	—	(165)
Proceeds from sale or disposal of assets	—	—	—	92	—	92
Prepayments on flight equipment	—	—	—	(27)	—	(27)
Collections of finance and sales-type leases	—	—	—	1	—	1
Movement in restricted cash	—	—	—	6	—	6
Net cash provided by (used in) investing activities	—	—	(23)	(70)	—	(93)
Issuance of debt	—	—	18	175	—	193
Repayment of debt	(151)	—	(3)	(69)	—	(223)
Debt issuance costs paid	—	—	—	(27)	—	(27)
Maintenance payments received	—	—	4	26	—	30
Maintenance payments returned	—	—	—	(6)	—	(6)
Security deposits received	—	—	2	—	—	2
Security deposits returned	—	—	(2)	(4)	—	(6)
Net cash (used in) provided by financing activities	(151)	—	19	95	—	(37)
Net increase (decrease) in cash and cash equivalents	2	—	41	(18)	—	25
Effect of exchange rate changes	—	—	—	(1)	—	(1)
Cash and cash equivalents at beginning of period	—	—	140	156	—	296
Cash and cash equivalents at end of period	2	—	181	137	—	320

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Comprehensive Income

Three months ended March 31, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	311	(5)	263	340	(598)	311
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—
Net change in pension obligations, net of tax	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—
Share of other comprehensive income (loss) from subsidiaries	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	311	(5)	263	340	(598)	311

	Three months ended March 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Aviation Solutions B.V.	AerCap Ireland Ltd	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	55	(5)	10	67	(72)	55
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	1	—	1
Net change in pension obligations, net of tax	—	—	—	—	—	—
Total other comprehensive income	—	—	—	1	—	1
Share of other comprehensive income (loss) from subsidiaries	1	—	1	—	(2)	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	56	(5)	11	68	(74)	56

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

AGAT/AICL Notes

The following guarantor financial information is presented to comply with U.S. SEC disclosure requirements of Rule 3.10 of Regulation S-X.

The issuances of securities described below relate to securities jointly and severally and fully and unconditionally guaranteed by AerCap Holdings N.V. (the “Parent Guarantor”) and by AerCap Ireland Limited, AerCap Aviation Solutions B.V., International Lease Finance Corporation and AerCap U.S. Global Aviation LLC (together, the “Subsidiary Guarantors”).

In May 2014, AerCap Global Aviation Trust (“AerCap Trust”) and AerCap Ireland Capital Limited (“AerCap Ireland Capital”), each a wholly-owned subsidiary of the Parent Guarantor, co-issued $2.6 billion aggregate principal amount of senior notes (the “Acquisition Notes”), and in September 2014, AerCap Trust and AerCap Ireland Capital co-issued $800 million aggregate principal amount of 5.00% senior notes (the “5.00% Notes,” and together with the Acquisition Notes, the “AGAT/AICL Notes”). The AGAT/AICL Notes are jointly and severally and fully and unconditionally guaranteed by the Parent Guarantor and the Subsidiary Guarantors.

The following condensed consolidating financial information presents the Condensed Consolidating Balance Sheet as of March 31, 2015 and December 31, 2014, the Condensed Consolidating Income Statement, Condensed Consolidating Statements of Cash Flows and Condensed Consolidating Statement of Comprehensive Income for the three months periods ended March 31, 2015 and 2014 of (a) the Parent Guarantor, (b) AerCap Trust and AerCap Ireland Capital, (c) the Subsidiary Guarantors on a combined basis, (d) the non-guarantor subsidiaries on a combined basis, (e) elimination entries necessary to consolidate the Parent Guarantor with AerCap Trust and AerCap Ireland Capital, the Subsidiary Guarantors and the non-guarantor subsidiaries and (f) the Company on a consolidated basis. Investments in consolidated subsidiaries are presented under the equity method of accounting. A portion of our cash and cash equivalents is held by subsidiaries and access to such cash by us for group purposes is limited.

In accordance with Rule 3-10 of Regulation S-X, separate financial statements and other disclosures with respect to the Subsidiary Guarantors have not been provided, as the Subsidiary Guarantors are 100% owned by the Parent Guarantor, all guarantees of the AGAT/AICL Notes are joint and several and full and unconditional and the Parent Guarantor’s financial statements have been filed in this annual report for the periods specified by Rules 3-01 and 3-02 of Regulation S-X.

Condensed Consolidating Balance Sheet

	March 31, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	9	949	7	514	115	—	1,594
Restricted cash	—	—	—	8	326	—	334
Flight equipment held for operating leases, net	—	14,912	—	839	16,876	—	32,627
Maintenance rights intangible and lease premium, net	—	2,183	—	10	1,606	—	3,799
Flight equipment held for sale	—	34	—	—	47	—	81
Net investment in finance and sales-type leases	—	59	—	68	186	101	414
Prepayments on flight equipment	—	3,075	—	11	282	—	3,368
Investments including investments in subsidiaries	8,246	563	5,524	3,520	119	(17,854)	118
Intercompany receivables and other assets	833	10,283	117	8,342	8,681	(26,507)	1,749
Total Assets	9,088	32,058	5,648	13,312	28,238	(44,260)	44,084
Liabilities and Equity
Debt	300	19,338	—	442	10,153	24	30,257
Intercompany payables and other liabilities	596	7,194	4,809	5,758	13,631	(26,430)	5,558
Total liabilities	896	26,532	4,809	6,200	23,784	(26,406)	35,815

Total AerCap Holdings N.V. shareholders’ equity	8,192	5,526	839	7,035	4,454	(17,854)	8,192
Non-controlling interest	—	—	—	77	—	—	77
Total Equity	8,192	5,526	839	7,112	4,454	(17,854)	8,269
Total Liabilities and Equity	9,088	32,058	5,648	13,312	28,238	(44,260)	44,084

(a)   Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Balance Sheet

	December 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Assets
Cash and cash equivalents	7	225	14	1,006	238	—	1,490
Restricted cash	—	—	—	7	710	—	717
Flight equipment held for operating leases, net	—	14,102	—	781	17,102	—	31,985
Maintenance rights intangible and lease premium, net	—	2,235	—	18	1,653	—	3,906
Flight equipment held for sale	—	5	—	—	9	—	14
Net investment in finance and sales-type leases	—	29	—	71	160	87	347
Prepayments on flight equipment	—	3,154	—	15	318	—	3,487
Investments including investments in subsidiaries	7,902	493	5,242	3,170	126	(16,817)	116
Intercompany receivables and other assets	552	11,415	65	8,541	9,395	(28,163)	1,805
Total Assets	8,461	31,658	5,321	13,609	29,711	(44,893)	43,867
Liabilities and Equity
Debt	—	19,457	—	453	10,492	—	30,402
Intercompany payables and other liabilities	597	6,959	4,730	6,217	15,095	(28,076)	5,522
Total liabilities	597	26,416	4,730	6,670	25,587	(28,076)	35,924

Total AerCap Holdings N.V. shareholders’ equity	7,864	5,242	591	6,862	4,122	(16,817)	7,864
Non-controlling interest	—	—	—	77	2	—	79
Total Equity	7,864	5,242	591	6,939	4,124	(16,817)	7,943
Total Liabilities and Equity	8,461	31,658	5,321	13,609	29,711	(44,893)	43,867

(a)   Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Three months ended March 31, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	558	—	24	647	—	1,229
Net gain on sale of assets	—	21	—	—	13	—	34
Other income	3	110	—	167	77	(328)	29
Total Revenues and other income	3	689	—	191	737	(328)	1,292
Expenses
Depreciation and amortization	—	211	—	14	227	—	452
Asset impairment	—	—	—	—	5	—	5
Interest expense	4	196	39	85	164	(200)	288
Leasing expenses	—	33	—	14	46	—	93
Transaction and integration related expenses	—	—	—	4	—	—	4
Selling, general and administrative expenses	22	37	—	86	78	(128)	95
Total Expenses	26	477	39	203	520	(328)	937
(Loss) income before income taxes and income of investments accounted for under the equity method	(23)	212	(39)	(12)	217	—	355
Provision for income taxes	—	—	5	(45)	(8)	—	(48)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	2	—	2
Net (loss) income before income from subsidiaries	(23)	212	(34)	(57)	211	—	309
Income (loss) from subsidiaries	334	64	276	213	(254)	(633)	—
Net income (loss)	311	276	242	156	(43)	(633)	309
Net loss attributable to non-controlling interest	—	—	—	—	2	—	2
Net income (loss) attributable to AerCap Holdings N.V.	311	276	242	156	(41)	(633)	311

(a)   Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Income Statement

	Three months ended March 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Revenues and other income
Lease revenue	—	—	—	2	247	—	249
Net gain on sale of assets	—	—	—	10	—	—	10
Other income	1	—	—	17	56	(68)	6
Total Revenues and other income	1	—	—	29	303	(68)	265
Expenses
Depreciation and amortization	—	—	—	1	89	—	90
Interest expense	3	—	—	51	57	(48)	63
Leasing expenses	—	—	—	—	13	—	13
Transaction and integration related expenses	—	—	10	11	—	—	21
Selling, general and administrative expenses	5	—	—	20	18	(20)	23
Total Expenses	8	—	10	83	177	(68)	210
(Loss) income before income taxes and income of investments accounted for under the equity method	(7)	—	(10)	(54)	126	—	55
Provision for income taxes	—	—	—	—	(5)	—	(5)
Equity in net earnings of investments accounted for under the equity method	—	—	—	—	4	—	4
Net (loss) income before income from subsidiaries	(7)	—	(10)	(54)	125	—	54
Income (loss) from subsidiaries	62	—	—	59	(54)	(67)	—
Net income (loss)	55	—	(10)	5	71	(67)	54
Net loss attributable to non-controlling interest	—	—	—	—	1	—	1
Net income (loss) attributable to AerCap Holdings N.V.	55	—	(10)	5	72	(67)	55

(a)   Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Cash Flows

	Three months ended March 31, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss)	311	276	242	156	(43)	(633)	309
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(334)	(64)	(276)	(213)	254	633	—
Depreciation and amortization	—	211	—	14	227	—	452
Asset impairment	—	—	—	—	5	—	5
Amortization of debt issuance costs and debt discount	—	2	—	—	9	—	11
Amortization of lease premium intangibles	—	2	—	—	4	—	6
Amortization of fair value adjustments on debt	—	(119)	—	—	(3)	—	(122)
Accretion of fair value adjustments on deposits and maintenance liabilities	—	10	—	1	11	—	22
Maintenance rights expense	—	20	—	6	32	—	58
Net gain on sale of assets	—	—	—	—	(34)	—	(34)
Deferred income taxes	—	—	5	45	(6)	—	44
Other	15	—	—	3	5	—	23
Cash flow from operating activities before changes in working capital	(8)	338	(29)	12	461	—	774
Working capital	(290)	517	22	(393)	120	—	(24)
Net cash (used in) provided by operating activities	(298)	855	(7)	(381)	581	—	750
Purchase of flight equipment	—	(36)	—	(107)	(901)	—	(1,044)
Proceeds from sale or disposal of assets	—	—	—	—	113	—	113
Prepayments on flight equipment	—	(97)	—	—	(12)	—	(109)
Collections of finance and sales-type leases	—	—	—	—	26	—	26
Movement in restricted cash	—	—	—	1	382	—	383
Net cash (used in) provided by (used in) investing activities	—	(133)	—	(106)	(392)	—	(631)
Issuance of debt	300	—	—	—	114	—	414
Repayment of debt	—	—	—	(3)	(429)	—	(432)
Debt issuance costs paid	—	(2)	—	—	(3)	—	(5)
Maintenance payments received	—	52	—	2	83	—	137
Maintenance payments returned	—	(61)	—	(4)	(61)	—	(126)
Security deposits received	—	36	—	1	8	—	45
Security deposits returned	—	(23)	—	(1)	(22)	—	(46)
Net cash provided by (used in) financing activities	300	2	—	(5)	(310)	—	(13)
Net increase (decrease) in cash and cash equivalents	2	724	(7)	(492)	(121)	—	106
Effect of exchange rate changes	—	—	—	—	(2)	—	(2)
Cash and cash equivalents at beginning of period	7	225	14	1,006	238	—	1,490
Cash and cash equivalents at end of period	9	949	7	514	115	—	1,594

(a)   Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Cash Flows

	Three months ended March 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss)	55	—	(10)	5	71	(67)	54
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
(Income) loss from subsidiaries	(62)	—	—	(59)	54	67	—
Depreciation and amortization	—	—	—	1	89	—	90
Amortization of debt issuance costs and debt discount	—	—	—	—	20	—	20
Amortization of lease premium intangibles	—	—	—	—	2	—	2
Net gain on sale of assets	—	—	—	(10)	—	—	(10)
Other	2	—	—	—	2	—	4
Cash flow from operating activities before changes in working capital	(5)	—	(10)	(63)	238	—	160
Working capital	158	—	10	109	(282)	—	(5)
Net cash provided by operating activities	153	—	—	46	(44)	—	155
Purchase of flight equipment	—	—	—	(23)	(142)	—	(165)
Proceeds from sale or disposal of assets	—	—	—	—	92	—	92
Prepayments on flight equipment	—	—	—	—	(27)	—	(27)
Collections of finance and sales-type leases	—	—	—	—	1	—	1
Movement in restricted cash	—	—	—	—	6	—	6
Net cash provided by (used in) investing activities	—	—	—	(23)	(70)	—	(93)
Issuance of debt	—	—	—	18	175	—	193
Repayment of debt	(151)	—	—	(3)	(69)	—	(223)
Debt issuance costs paid	—	—	—	—	(27)	—	(27)
Maintenance payments received	—	—	—	4	26	—	30
Maintenance payments returned	—	—	—	—	(6)	—	(6)
Security deposits received	—	—	—	2	—	—	2
Security deposits returned	—	—	—	(2)	(4)	—	(6)
Net cash (used in) provided by financing activities	(151)	—	—	19	95	—	(37)
Net increase (decrease) in cash and cash equivalents	2	—	—	42	(19)	—	25
Effect of exchange rate changes	—	—	—	(1)	—	—	(1)
Cash and cash equivalents at beginning of period	—	—	—	140	156	—	296
Cash and cash equivalents at end of period	2	—	—	181	137	—	320

(a)   Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

AerCap Holdings N.V. and Subsidiaries

Notes to the Unaudited Condensed Consolidated Financial Statements

(U.S. dollars in thousands or as otherwise stated, except share and per share amounts)

Condensed Consolidating Statement of Comprehensive Income

Three months ended March 31, 2015 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	311	276	242	156	(41)	(633)	311
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	—	—	—
Net change in pension obligations, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	—	—	—
Share of other comprehensive income (loss) from subsidiaries	—	—	—	—	—	—	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	311	276	242	156	(41)	(633)	311

(a)   Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

	Three months ended March 31, 2014 (U.S. dollars in millions)
	AerCap Holdings N.V.	AerCap Global Aviation Trust	AerCap Ireland Capital Ltd	Guarantors (a)	Non- Guarantors	Eliminations	Total
Net income (loss) attributable to AerCap Holdings N.V.	55	—	(10)	5	72	(67)	55
Other comprehensive income:
Net change in fair value of derivatives, net of tax	—	—	—	—	1	—	1
Net change in pension obligations, net of tax	—	—	—	—	—	—	—
Total other comprehensive income	—	—	—	—	1	—	1
Share of other comprehensive income (loss) from subsidiaries	1	—	—	1	—	(2)	—
Total comprehensive income (loss) attributable to AerCap Holdings N.V.	56	—	(10)	6	73	(69)	56

(a)   Guarantors consist of AerCap U.S. Global Aviation LLC, AerCap Aviation Solutions B.V., AerCap Ireland Ltd. and ILFC. ILFC was acquired on May 14, 2014 and is not included prior to its acquisition date.

23. Subsequent events

On April 23, 2015, we entered into an agreement to settle the Air Lease litigation as described in Note 20 — Commitments and contingencies. Pursuant to the terms of the settlement agreement, each of the parties to the litigation will receive full releases of all claims and counterclaims asserted in the litigation. Neither AerCap nor ILFC will make or receive any payments pursuant to the settlement agreement.

Item 2.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read this discussion in conjunction with our unaudited Condensed Consolidated Financial Statements and the related notes included in this Interim Report. Our financial statements are presented in accordance with U.S. GAAP, and are presented in U.S. dollars.

Special Note About Forward Looking Statements

This report includes “forward looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. We have based these forward looking statements largely on our current beliefs and projections about future events and financial trends affecting our business. Many important factors, in addition to those discussed in this report, could cause our actual results to differ substantially from those anticipated in our forward looking statements, including, among other things:

•                  the availability of capital to us and to our customers and changes in interest rates,

•                  the ability of our lessees and potential lessees to make operating lease payments to us,

•                  our ability to successfully negotiate aircraft purchases, sales and leases, to collect outstanding amounts due and to repossess aircraft under defaulted leases, and to control costs and expenses,

•                  decreases in the overall demand for commercial aircraft leasing and aircraft management services,

•                  the economic condition of the global airline and cargo industry and the general economic and political conditions,

•                  competitive pressures within the industry,

•                  the negotiation of aircraft management services contracts,

•                  our ability to achieve the anticipated benefits of the recently completed acquisition of ILFC from AIG,

•                  regulatory changes affecting commercial aircraft operators, aircraft maintenance, engine standards, accounting standards and taxes, and

•                  the risks set forth in “Part II. Other Information—Item 1. Risk Factors” included below.

The words “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar words are intended to identify forward looking statements. Forward looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward looking statements speak only as of the date they were made and we undertake no obligation to update publicly or to revise any forward looking statements because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward looking events and circumstances described in this report might not occur and are not guarantees of future performance.

Aircraft Portfolio

Our aircraft portfolio consists primarily of modern, technologically advanced and fuel-efficient narrowbody aircraft, with a particular focus on Airbus A320 and A330 family aircraft and Boeing 737-800 aircraft. As of March 31, 2015, we owned and consolidated 1,133 aircraft, including 1,090 aircraft under operating leases and 32 aircraft under finance and sales type leases, ten aircraft that met the criteria for being classified as held for sale and one aircraft under contract to be parted-out, but excluding four aircraft owned by AeroTurbine. In addition, we managed 111 aircraft and AerDragon, a non-consolidated joint venture, owned or had on order another 30 aircraft. The weighted average age of our 1,133 owned and consolidated aircraft was 7.6 years as of March 31, 2015. We operate our aircraft business on a global basis. As of March 31, 2015, 1,117 out of our 1,133 owned aircraft were on lease to 193 commercial airline and cargo operator customers in 78 countries, 11 aircraft were classified as held for sale or under contract to be parted-out, and five aircraft in our operating lease portfolio were off-lease. As of May 1, 2015, all five of the off-lease aircraft were under commitments for re-lease. None of these off-lease aircraft met the criteria for being classified as held for sale. As of March 31, 2015, we also had commitments to purchase 368 new aircraft.

The following table provides details regarding our aircraft portfolio by type of aircraft as of March 31, 2015:

	Owned portfolio		Managed portfolio and AerDragon	Number of
Aircraft type	Number of aircraft owned (a)	Percentage of total Net Book Value	Number of aircraft	aircraft on order (b)	Total owned, managed and on order aircraft
Airbus A319	142	8%	11	—	153
Airbus A320	237	16%	31	—	268
Airbus A320neo	—	0%	—	155	155
Airbus A321	101	7%	15	—	116
Airbus A321neo	—	0%	—	50	50
Airbus A330	121	17%	8	—	129
Airbus A350	—	0%	—	29	29
Boeing 737 NG/MAX	306	26%	43	24	373
Boeing 767	45	2%	—	—	45
Boeing 777	71	15%	3	—	74
Boeing 787	24	6%	—	60	84
ERJ190 E2/195 E2	—	0%	—	50	50
Other	86	3%	30	—	116
Total	1,133	100%	141	368	1,642

(a)                                 Excludes four aircraft owned by AeroTurbine.

(b)                                 Excludes 17 spare engines.

During the three months ended March 31, 2015, we had the following activity related to flight equipment:

	Held for operating leases	Net investment in finance and sales- type leases	Held for sale/inventory	Total owned aircraft
Flight equipment at December 31, 2014	1,100	27	5	1,132
Aircraft purchases	17	—	—	17
Aircraft sold or designated for part-out	(12)	—	(4)	(16)
Aircraft reclassified to Net investment in finance and sales-type leases	(5)	5	—	—
Aircraft reclassified to held for sale	(10)	—	10	—
Flight equipment at March 31, 2015	1,090	32	11	1,133

Critical Accounting Policies

There have been no significant changes to our critical accounting policies from those disclosed in our 2014 Annual Report on Form 20-F filed with the SEC on March 30, 2015 except for the additions and updates as described in Note 3 — Summary of significant accounting policies.

Comparative Results of Operations

	Three Months ended March 31,
	2015	2014
	(U.S. dollars in thousands)
Revenues and other income
Lease revenue	$1,229,095	$249,061
Net gain on sale of assets	33,701	9,806
Other income	29,376	5,967
Total Revenues and other income	1,292,172	264,834
Expenses
Depreciation and amortization	452,229	89,785
Asset impairment	4,696	—
Interest expense	287,605	63,005
Leasing expenses	92,685	12,783
Transaction and integration related expenses	4,385	21,478
Selling, general and administrative expenses	95,080	23,131
Total Expenses	936,680	210,182
Income before income taxes and income of investments accounted for under the equity method	355,492	54,652
Provision for income taxes	(47,990)	(4,647)
Equity in net earnings of investments accounted for under the equity method	1,868	3,698
Net income	$309,370	$53,703
Net loss attributable to non-controlling interest	2,125	1,008
Net income attributable to AerCap Holdings N.V.	$311,495	$54,711

Three Months ended March 31, 2015 compared to Three Months ended March 31, 2014

Revenues and other income. The principal categories of our revenue and other income and their variances were:

	Three Months ended March 31,		Increase/	Percentage
	2015	2014	(Decrease)	Difference
	(U.S. dollars in millions)
Lease revenue:
- Basic rents	$1,157.9	$234.9	$923.0	393%
- Maintenance rents and other receipts	71.2	14.2	57.0	401%
Net gain on sale of assets	33.7	9.8	23.9	244%
Other income	29.4	5.9	23.5	398%
Total revenues and other income	$1,292.2	$264.8	$1,027.4	388%

Basic rents increased by $923.0 million, or 393%, to $1,157.9 million in the three months ended March 31, 2015 from $234.9 million in the three months ended March 31, 2014. The increase in basic rents was attributable primarily to:

•                  the acquisition of 975 aircraft, including aircraft acquired as part of the ILFC Transaction, between January 1, 2014 and March 31, 2015 with an aggregate net book value of $27.6 billion at the date of acquisition which was partially offset by the sale, during such period, of 80 aircraft for lease with an aggregate net book value of $1.2 billion at the date of sale, resulted in a $928.3 million increase in basic rents in the three months ended March 31, 2015 as compared to the three months ended March 31, 2014, partially offset by

•                  a decrease in basic rents of $5.3 million in the three months ended March 31, 2015 compared to the three months ended March 31, 2014 due to re-leases at lower rates following their scheduled lease expiration coupled with aircraft that were off-lease and therefore not producing rents and being transitioned between lessees. When aircraft come off-lease following their scheduled lease expiration, the contracted lease rates of their new leases tend to be lower than their previous lease rates as the aircraft are older and older aircraft have lower lease rates than newer aircraft.

Maintenance rents and other receipts increased by $57.0 million, or 401%, to $71.2 million in the three months ended March 31, 2015 from $14.2 million in the three months ended March 31, 2014. The increase was primarily attributable to:

•                  an increase of $60.7 million in regular maintenance rents relating primarily to the ILFC Transaction in the three months ended March 31, 2015 compared to the three months ended March 31, 2014, partially offset by

•                  a decrease of $3.7 million in maintenance revenue and other receipts from airline defaults in the three months ended March 31, 2015 compared to the three months ended March 31, 2014 due to a default in the three months ended March 31, 2014 which did not recur in 2015.

Net gain on sale of assets increased by $23.9 million, or 244%, to $33.7 million in the three months ended March 31, 2015 from $9.8 million in the three months ended March 31, 2014. The net gain on sale from assets in the three months ended March 31, 2015 related to 17 aircraft, including three Airbus A340-600 aircraft, two Airbus A340-300 aircraft, two Airbus A320-200 aircraft, one Airbus A321-100 aircraft, one Airbus A330-300 aircraft, one Airbus A319-100 aircraft, two Boeing 737 classics, two B737-700 aircraft, one B747-400 aircraft, one B757-200 aircraft and one B767-300ER aircraft, whereas the net gain on sale of assets in the three months ended March 31, 2014, related to one new Airbus A330 aircraft.

Other income increased by $23.5 million, or 398%, to $29.4 million in the three months ended March 31, 2015 from $5.9 million in the three months ended March 31, 2014. The increase was primarily driven by the ILFC Transaction and related primarily to income from our AeroTurbine subsidiary.

Depreciation and Amortization.  Depreciation and amortization increased by $362.4 million, or 404%, to $452.2 million in the three months ended March 31, 2015 from $89.8 million in the three months ended March 31, 2014. The increase was primarily the result of the ILFC Transaction and purchases of new aircraft which was partially offset by sales between January 1, 2014 and March 31, 2015.

Asset Impairment. In the three months ended March 31, 2015, we recognized an aggregate impairment charge of $4.7 million. The impairment charge recognized in the three months ended March 31, 2015 related to three part-out aircraft.

Interest Expense.  Our interest expense increased by $224.6 million, or 357%, to $287.6 million in the three months ended March 31, 2015 from $63.0 million in the three months ended March 31, 2014. The majority of the increase in interest expense was caused by:

•                  an increase in average outstanding debt balance to $30.2 billion in the three months ended March 31, 2015 from $6.2 billion in the three months ended March 31, 2014 primarily due to the ILFC Transaction and aircraft purchases and partially offset by regular debt repayments in the three months ended March 31, 2014, resulting in a $226.8 million increase in our interest on debt,

•                  a $2.7 million increase in the non-cash recognition of mark-to-market charges on derivatives to a $7.6 million expense in the three months ended March 31, 2015 from a $4.9 million expense in the three months ended March 31, 2014; and

partially offset by

•                  a decrease in our average cost of debt to 3.7% for the three months ended March 31, 2015 as compared to 3.9% for the three months ended March 31, 2014. Our 2015 average cost of debt excludes the effect of mark-to-market movements and charges from an early repayment of secured loans and includes a one-time charge of $16.9 million related to prior periods to correct capitalized interest (see Part I. Financial Information — Item 1. Note 2 - Basis of presentation). The decrease in our average cost of debt was primarily as a result of the ILFC Transaction and resulted in a $4.9 million decrease in our interest on debt.

Leasing Expenses.  Our leasing expenses increased by $79.9 million, or 624%, to $92.7 million in the three months ended March 31, 2015 from $12.8 million in the three months ended March 31, 2014. The increase is primarily due to $46.6 million of maintenance rights expense in the three months ended March 31, 2015 and $24.2 million higher transition costs, lessor maintenance contributions and other leasing expenses in the three months ended March 31, 2015 as compared to the three months ended March 31, 2014. These increases are primarily related to the ILFC Transaction. In addition we recognized expenses of $11.3 million relating to airline defaults and restructurings in the three months ended March 31, 2015 compared to $2.2 million in the three months ended March 31, 2014.

Transaction and Integration Related Expenses.  In the three months ended March 31, 2015 we incurred $4.4 million of transaction and integration related expenses due to the ILFC Transaction. Those expenses consist primarily of severance and other compensation expenses.

Selling, General and Administrative Expenses.  Our selling, general and administrative expenses increased by $72.0 million, or 312%, to $95.1 million in the three months ended March 31, 2015 from $23.1 million in the three months ended March 31, 2014. The increase was primarily a result of the ILFC Transaction and higher share based compensation expenses.

Income Before Income Taxes and Income of Investments Accounted for Under the Equity Method.  For the reasons explained above, our income before income taxes and income of investments accounted for under the equity method increased by $300.8 million, or 550%, to $355.5 million in the three months ended March 31, 2015 from $54.7 million in the three months ended March 31, 2014.

Provision for Income Taxes.  Our provision for income taxes increased by $43.4 million, or 943%, to $48.0 million in the three months ended March 31, 2015 from $4.6 million in the three months ended March 31, 2014. Our effective tax rate was 13.5% for the three months ended March 31, 2015 and was 8.5% for the three months ended March 31, 2014. Our effective tax rate in any period is impacted by the source and the amount of earnings among our different tax jurisdictions.

Equity in Net Earnings of Investments Accounted for Under the Equity Method.  Our equity in net earnings of investments accounted for under the equity method decreased by $1.8 million, or 49% to $1.9 million in the three months ended March 31, 2015 from $3.7 million in the three months ended March 31, 2014.

Net Income.  For the reasons explained above, our net income increased by $255.7 million, or 476%, to $309.4 million in the three months ended March 31, 2015 from $53.7 million in the three months ended March 31, 2014.

Net Loss Attributable to Non-Controlling Interest. Net loss attributable to non-controlling interest, net of tax was $2.1 million in the three months ended March 31, 2015 compared to a net loss attributable to non-controlling interest, net of tax of $1.0 million in the three months ended March 31, 2014, which was primarily caused by the higher leasing expenses in our consolidated joint ventures in the three months ended March 31, 2015 compared to the three months ended March 31, 2014.

Net Income Attributable to AerCap Holdings N.V.  For the reasons explained above, our net income attributable to AerCap Holdings N.V. increased by $256.8 million, or 469%, to $311.5 million in the three months ended March 31, 2015 from $54.7 million in the three months ended March 31, 2014.

Adjusted Net Income. This measure is determined by adding non-cash charges related to the mark-to-market losses on our interest rate caps and swaps, an adjustment for maintenance rights related expense, and transaction and integration related expenses, in each case during the applicable period and net of tax, to GAAP net income.

In addition to GAAP net income, we believe this measure may further assist investors in their understanding of our operational performance in relation to past and future reporting periods.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps and swaps in any period with reference to the mix of floating and fixed cash inflows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of the interest rate caps and swaps in Interest expense during each period.

In connection with the ILFC Transaction, we have recognized maintenance rights assets relating to the existing leases on the legacy ILFC aircraft. The adjustment for maintenance rights related expense is based on the difference between expensing the maintenance rights asset during the remaining lease term as described below as compared to expensing this asset straight-line over the remaining economic life of the aircraft. For those contracts that pay maintenance deposit rents during the lease term, the maintenance rights asset is expensed at the time the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage. For those contracts that have an end-of-lease compensation requirement relating to the maintenance condition of the aircraft, the maintenance rights asset is expensed upon lease termination to the extent the lease end cash compensation paid to us is less than the maintenance right asset.

In the three months ended March 31, 2015 and 2014, adjusted net income also excludes transaction and integration expenses related to the ILFC Transaction.

The following is a reconciliation of adjusted net income to net income attributable to AerCap Holdings N.V. for the three months ended March 31, 2015 and 2014:

	Three Months ended March 31,		Increase/	Percentage
	2015	2014	(Decrease)	Difference
	(U.S. dollars in millions)
Net income attributable to AerCap Holdings N.V.	$311.5	$54.7	$256.8	469%
Adjusted for:
Mark-to-market of interest rate caps and swaps, net of tax	6.6	4.3	2.3	53%
Transaction and integration related expenses, net of tax	3.8	18.8	(15.0)	(80)%
Maintenance rights related expenses, net of tax	(17.3)	—	NA	NA
Adjusted net income	$304.6	$77.8	$226.8	292%

Liquidity and Access in Capital

Liquidity and Capital Resources

Our cash balance at March 31, 2015 was $1.9 billion, including restricted cash of $0.3 billion and our operating cash flow was $0.8 billion for the three months ended March 31, 2015. We currently generate significant cash flows from our aircraft leasing business; with a portion of our owned aircraft held through restricted cash entities, such as ALS II. A significant portion of our capital requirements are outside our restricted cash entities, and therefore our management analyzes our cash flows at both consolidated and an individual entity level to make sure that we have sufficient cash flows available to finance our capital needs in our restricted cash entities and outside our restricted cash entities. Our unused lines of credit at March 31, 2015 were approximately $5.6 billion. Our total liquidity, including undrawn lines of credit and unrestricted cash, was therefore $7.2 billion as of March 31, 2015. Our principal indebtedness outstanding, excluding fair value adjustments, at March 31, 2015 was $29.1 billion and the average interest rate on our debt, excluding the effect of mark-to-market movements on our interest rate caps during the three months ended March 31, 2015, was 3.7%. Our debt to equity ratio(1) was 3.2 to 1 as of March 31, 2015.

Aircraft leasing is a capital-intensive business and we have significant capital requirements. These commitments might include requirements to make pre-delivery payments, in addition to the requirement to pay the balance of the purchase price for aircraft on delivery. As of March 31, 2015, we had 368 new aircraft on order including 205 A320neo family aircraft, 60 Boeing 787 aircraft, 50 Embraer E-Jets E2 aircraft, 29 A350 aircraft and 24 Boeing 737 NG/MAX aircraft, excluding 17 spare engines, with aggregate estimated total remaining payments (including adjustments to certain contractual escalation provisions) of approximately $23.4 billion. As a result, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations and from other sources of capital if needed. We may also need to raise additional funds through selling aircraft or other aircraft investments, including participations in our joint ventures, and, if necessary, generating proceeds from potential capital market transactions.

We believe our existing sources of liquidity will be sufficient to operate our business and cover at least 120% of our debt maturities and contracted capital expenditures for the next 12 months. Our sources of liquidity include available revolving credit facilities, unrestricted cash, estimated operating cash flows and cash flows from contracted asset sales.

We expect to have capital expenditures of $4 billion per annum, on average, over the next three years. Sources of new debt finance for these capital expenditures would be through access to all capital markets, including the unsecured and secured bond markets, the commercial bank market, ECA/Ex-Im and the ABS market.

In the longer term, we expect to fund the growth of our business, including the acquisition of aircraft, through internally generated cash flows, the incurrence of new bank debt, the refinancing of existing bank debt and other capital raising initiatives.

(1)  Debt to equity ratio is obtained by dividing adjusted net debt by adjusted shareholders’ equity. Adjusted net debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to $1.0 billion of subordinated debt. Adjusted shareholders’ equity means total shareholders’ equity, plus the 50% equity credit.

Cash Flows

The following table presents our consolidated cash flows for the three months ended March 31, 2015 and 2014:

	Three Months ended March 31,
	2015	2014
	(U.S. dollars in millions)
Net cash flow provided by operating activities	$750.3	$155.0
Net cash flow used in investing activities	(630.8)	(93.1)
Net cash flow used in financing activities	(13.4)	(37.0)

Three Months ended March 31, 2015 compared to Three Months ended March 31, 2014

Cash flows provided by operating activities. Our cash flow provided by operating activities increased by $595.3 million, or 384%, to $750.3 million for the three months ended March 31, 2015 from $155.0 million for the three months ended March 31, 2014, primarily due to the operating impact of the ILFC Transaction and the operating impact of the acquisition of mainly new aircraft partially offset by the operating impact of the sale of older aircraft and the payments of selling, general and administrative expenses in the three months ended March 31, 2015.

Cash flows used in investing activities. Our cash flow used in investing activities increased by $537.7 million, or 578%, to $630.8 million for the three months ended March 31, 2015 from $93.1 million for the three months ended March 31, 2014. The increased use of cash included an increase of $961.8 million in aircraft purchase activity, offset by an increase of $377.6 million due to the movement of our restricted cash balances, an increase of $25.2 million in collections of finance and sales-type leases and an increase in cash flow of $21.3 million from asset sales proceeds.

Cash flows used in financing activities. Our cash flow used in financing activities decreased by $23.6 million, or 64%, to $13.4 million for the three months ended March 31, 2015 from $37.0 million for the three months ended March 31, 2014. This decrease in cash flows used in financing activities was due to a decrease of $34.3 million in new financing proceeds, net of repayments and debt issuance costs, offset by an increase of $10.7 million of net receipts of maintenance and security deposits.

Indebtedness

As of March 31, 2015, the principal amount of our outstanding indebtedness totaled $29.1 billion, which excludes fair value adjustments of $1.2 billion and primarily consisted of senior unsecured bonds and medium term notes, senior secured bonds, export credit facilities, institutional secured term loans, commercial bank debt and subordinated debt.

The following table provides a summary of our indebtedness at March 31, 2015:

Debt Obligation	Collateral	Commitment	Outstanding	Undrawn amounts	Maturity
	(Number of aircraft)	(U.S. dollars in thousands)
Unsecured
Unsecured Notes
ILFC Legacy Notes		$11,230,020	$11,230,020	$—	2015-2022
AerCap Aviation Notes		300,000	300,000	—	2017
AerCap Trust & AerCap Ireland Capital Limited Notes		3,400,000	3,400,000	—	2017-2021
Unsecured Revolving Credit Facilities
DBS revolving credit facility		300,000	300,000	—	2018
Citi revolving credit facility		3,000,000	—	3,000,000	2018
AIG revolving credit facility		1,000,000	—	1,000,000	2019
Other unsecured debt		47,063	47,063	—	2022
TOTAL UNSECURED		19,277,083	15,277,083	4,000,000
Secured
Export credit facilities	107	$2,476,280	$2,476,280	$—	2015-2025
Senior secured notes	146	2,550,000	2,550,000	—	2016-2018
Institutional secured term loans	196	3,317,150	3,317,150	—	2017-2021
ALS II debt	30	295,929	295,929	—	2038
AerFunding revolving credit facility	29	2,160,000	872,591	1,287,409	2019
AeroTurbine revolving credit agreement		550,000	315,567	234,433	2019
Other secured debt	101	2,770,980	2,770,980	—	2026
Boeing 737 800 pre-delivery payment facility		200,340	151,594	48,746	2015
TOTAL SECURED		14,320,679	12,750,091	1,570,588
Subordinated
ECAPS subordinated notes		$1,000,000	$1,000,000	$—	2065
Subordinated debt joint ventures partners		64,280	64,280	—	2022
TOTAL SUBORDINATED		1,064,280	1,064,280	—
	609	$34,662,042	$29,091,454	$5,570,588

Contractual obligations

Our contractual obligations consist of principal and interest payments on debt, executed purchase agreements to purchase aircraft and rent payments pursuant to our office leases and exclude deferred debt discount and fair value adjustments. We intend to fund our contractual obligations through our lines of credit, existing cash and other borrowings as well as internally generated cash flows. We believe that our sources of liquidity will be sufficient to meet our contractual obligations.

	2015 - remaining	2016	2017	2018	2019	Thereafter	Total
	(U.S. dollars in thousands)
Secured debt facilities (a)	$998,210	$2,294,861	$1,745,122	$2,232,365	$1,580,088	$3,722,852	$12,573,498
Unsecured debt facilities (b)	2,029,124	1,577,959	2,700,000	1,070,000	3,100,000	5,864,280	16,341,363
Pre-delivery payment facilities	151,594	—	—	—	—	—	151,594
Other debt facilities	3,750	11,250	10,000	—	—	—	25,000
Estimated interest payments including the effect of derivative instruments (c)	1,051,547	1,215,205	968,452	791,247	575,480	2,652,494	7,254,425
Purchase obligations (d)	2,054,083	4,107,407	4,995,643	5,105,411	3,129,140	4,009,742	23,401,426
Operating leases (e)	10,651	8,565	8,706	7,161	5,345	27,791	68,219
	$6,298,959	$9,215,247	$10,427,923	$9,206,184	$8,390,053	$16,277,159	$59,815,525

(a)           Includes $315.6 million outstanding under AeroTurbine’s revolving credit facility.

(b)          Includes subordinated debt.

(c)           Estimated interest payments for floating rate debt included in this table are based on rates as of March 31, 2015.  Estimated interest payments include the estimated impact of our interest rate swap agreements.

(d)          Includes commitment to purchase 341 aircraft, 27 sale-leaseback transactions, and commitments to purchase 17 new spare engines.

(e)           Represents contractual payments on our office and facility leases.  It does not include minimum sublease rentals receivable of $0.7 million in the future under non-cancellable subleases.

Due to the capital intensive nature of our business and our strategy of expanding our aircraft portfolio, we expect that we will incur additional indebtedness in the future and continue to maintain substantial levels of indebtedness. Many of the aircraft currently on order have not been financed. In order to meet our commitments under our forward purchase contracts, our debt commitments, and to maintain an adequate level of unrestricted cash, we will need to raise additional funds through a combination of accessing committed debt facilities and securing additional financing for pre-delivery and final delivery payment obligations, and we may need to raise additional funds through selling aircraft or other aircraft investments and, if necessary, from capital market transactions. Our typical sources of funding may not be sufficient to meet our operating requirements and fund our forward purchase commitments and we may be required to raise additional capital through the issuance of new indebtedness or equity or equity-linked securities.

Off-Balance Sheet Arrangements

We have an economic interest in AerCo. AerCo is a variable interest entity for which we determined that we do not have control and are not the primary beneficiary and, accordingly, we do not consolidate the financial results of AerCo in our Condensed Consolidated Financial Statements. Historically the investment in AerCo has been written down to zero, because we do not expect to realize any value.

We have entered into three joint ventures: AerDragon, in which we have a 17% equity interest, ACSAL, in which we have a 19% equity interest and AerLift, in which we have a 39% equity interest, none of which qualify for consolidated accounting treatment. The assets and liabilities of these joint ventures are off our balance sheet and we only record our net investment under the equity method of accounting.

Item 3.  Quantitative and Qualitative Disclosures About Market Risk

Our primary market risk exposure is interest rate risk associated with short and long-term borrowings bearing variable interest rates and lease payments under leases tied to floating interest rates. To manage this interest rate exposure, we enter into interest rate swap and cap agreements. We are also exposed to foreign currency risk, which can adversely affect our operating profits. To manage this risk, we enter into forward exchange derivatives.

The following discussion should be read in conjunction with Part I. Financial Information — Item 1. Note 9 - Derivative assets and liabilities and our audited Consolidated Financial Statements included in our 2014 Annual Report on Form 20-F filed with the SEC on March 30, 2015, which provide further information on our derivative instruments.

Interest Rate Risk

Interest rate risk is the exposure to changes in the level of interest rates and the spread between different interest rates. Interest rate risk is highly sensitive to many factors, including the governments’ monetary policies, global economic factors and other factors beyond our control.

We enter into leases whose rents are based on fixed and variable interest rates, and fund our operations primarily with a mixture of fixed and floating rate debts. An interest rate exposure arises to the extent that the mix of these obligations is not matched with our assets. We manage this exposure primarily through the use of interest rate caps, fixing the rate on debt, interest rate swaps and interest rate floors using a cash flow-based risk management model. This model takes the expected cash flows generated by our assets and liabilities and then calculates by how much the value of these cash flows will change for a given movement in interest rates.

The table below provides information as of March 31, 2015 regarding our derivative financial instruments that are sensitive to changes in interest rates on our borrowing, including our interest rate caps, swaps, and floors.

The table presents the average notional amounts and weighted average interest rates which are contracted for the specified year. Notional amounts are used to calculate the contractual payments to be exchanged under the contract. Weighted average variable rates are based on implied forward rates in the yield curve at the applicable date.

	2015	2016	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollars in millions)
Interest rate caps
Average notional amounts	$1,716.4	$2,205.9	$1,713.6	$960.9	$509.6	$214.0	$143.2	$17.1
Weighted average strike rate	1.98%	2.16%	2.38%	2.75%	2.60%	2.65%	2.94%

	2015	2016	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollars in millions)
Interest rate swaps
Average notional amounts	$14.1	$—	$—	$—	$—	$—	$—	$(0.5)
Weighted average strike rate	2.79%

	2015	2016	2017	2018	2019	2020	Thereafter	Fair value
	(U.S. dollars in millions)
Interest rate floors
Average notional amounts	$2.4	$—	$—	$—	$—	$—	$—	$(0.1)
Weighted average strike rate	3.00%

The variable benchmark interest rates associated with these instruments ranged from one to three-month LIBOR.

Our Board of Directors is responsible for reviewing and approving our overall interest rate management policies and transaction authority limits. Specific hedging contracts are approved by the treasury committee acting within the overall policies and limits. Our counterparty risk is monitored on an ongoing basis, but is mitigated by the fact that the majority of our interest rate derivative counterparties are required to cash collateralize in the event of their downgrade by the rating agencies below a certain level. Our counterparties are subject to the prior approval of the treasury committee.

Foreign Currency Risk and Foreign Operations

Our functional currency is U.S. dollars. Foreign exchange risk arises from our and our lessees’ operations in multiple jurisdictions. All of our aircraft purchase agreements are negotiated in U.S. dollars, we currently receive substantially all of our revenue in U.S. dollars and we pay substantially all of our expenses in U.S. dollars. We currently have a limited number of leases denominated in foreign currencies, maintain part of our cash in foreign currencies, pay taxes in foreign currencies, and incur some of our expenses in foreign currencies, primarily the Euro. A decrease in the U.S. dollar in relation to foreign currencies increases our expenses paid in foreign currencies and an increase in the U.S. dollar in relation to foreign currencies decreases our lease revenue received from foreign currency denominated leases. Because we currently receive most of our revenues in U.S. dollars and pay most of our expenses in U.S. dollars, a change in foreign exchange rates would not have a material impact on our results of operations or cash flows. We do not have any restrictions or repatriation issues associated with our foreign cash accounts.

Inflation

Inflation generally affects our costs, including selling, general and administrative expenses and other expenses. We do not believe that our financial results have been, or will be, adversely affected by inflation in a material way.

PART II  OTHER INFORMATION

Legal Proceedings

Please refer to Part I. Financial Information — Item 1. Note 20 - Commitments and contingencies in this report.

Item 1. Risk Factors

RISKS RELATED TO OUR BUSINESS

There have been no material changes to the disclosure related to the risk factors as described in our 2014 Annual Report on Form 20-F, filed with the SEC on March 30, 2015.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults upon Senior Securities

None.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.